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02031254

REGISTRANT'S NAME: Henkel KGAA

*CURRENT ADDRESS: ______

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 4437 FISCAL YEAR 12-31-01

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DATE: 4/17/02

Annual Report 2001


LOCTITE
55
LOCTITE
SUPER GLUE3


Theramed
Somat
3 in 1
Plus
Persil
LIQUITS
Pritt
stick
Schwarzkopf
Taft
STYLING

Henkel

A Brand like a Friend

Financial Highlights (figures in million euros)

Henkel Group

	2000	2001
Sales, including:	12,779	13,060
Laundry & Home Care	2,835	3,082
Cosmetics/Toiletries	2,029	2,085
Consumer and Craftsmen Adhesives	1,290	1,275
Henkel Technologies	2,679	2,828
Operating profit, including:	950	1,210
Laundry & Home Care	215	243
Cosmetics/Toiletries	148	166
Consumer and Craftsmen Adhesives	159	110
Henkel Technologies	193	138
Earnings before taxes on income	816	1,059
Net earnings	505	541
Cash flow from operating activities	707	1,273
Shareholders' equity [1]	3,500	3,604
Capital expenditure	1,359	1,375
Research and development costs	320	343
Number of employees (annual average)	60,500	59,995 [2]

[1] including minority interests
[2] including employees of the Cognis and Henkel-Ecolab joint venture businesses sold

Henkel KGaA

	2000	2001
Dividend per ordinary share (in euros)	1.06	1.06*
Dividend per preferred share (in euros)	1.12	1.12*

* proposed

Our Vision

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful.

Our Values

- ► **We are customer driven**
- ► **We develop superior brands and technologies**
- ► **We strive for innovation**
- ► **We embrace change**
- ► **We are successful because of our people**
- ► **We are committed to shareholder value**
- ► **We care about the environment**
- ► **We are an active partner in our communities**
- ► **We communicate openly and actively**
- ► **We preserve the tradition of an open family company**

Contents of Annual Report 2001.

Preface.

Dear Shareholders,

2001 has been an extraordinary year for Henkel for a number of reasons. We celebrated our 125th anniversary with the slogan "focus:future". To mark the event, our employees have been engaged in 125 children's projects that received financial support from the Company. Through their commitment and enthusiasm they have helped about 10,000 children around the world.

Of special importance in the past year were two major projects that we completed as part of our strategic realignment: the divestment of our chemicals business Cognis and the sale of our interest in the Henkel-Ecolab joint venture. By the end of last year, Henkel had evolved from a "Specialist in Applied Chemistry" to a company whose future rests on two solid pillars: strong brands and advanced technologies.

With the sale of Cognis to an investor group we have created positive prospects for Henkel, Cognis, and for the employees of Cognis. The imperative of future viability has also been our guide in selling our interest in Henkel-Ecolab to Ecolab Inc. This move assures that the growing number of global customers in the industrial and institutional hygiene market have one single-source partner to serve them throughout the world. As part of our agreement we have the option to increase our equity position in Ecolab Inc. We are already exercising this option and have increased our shareholding in Ecolab Inc. to presently 28.4 percent.

We will use the sale proceeds to further strengthen and expand our strategic core businesses of brands and technologies.

As part of our strategic realignment we have structured our portfolio into four business sectors: in addition to Laundry & Home Care and Cosmetics/Toiletries, we have established Consumer and Craftsmen Adhesives as a third brand business sector. The fourth business sector, Henkel Technologies, includes our industrial systems businesses of Industrial Adhesives, Engineering Adhesives, and Surface Technologies. This structure enhances our customer focus, providing technology competence from one single source. To give you an idea of the size of our businesses: Based on the figures of the year under review, Henkel brand businesses generate 70 percent, and Henkel technologies businesses 30 percent of sales.

During the course of 2001, many of our customer industries such as the electronics, automotive and construction industries, experienced significant weaknesses. These unexpected declines primarily affected our industrial businesses. We are pleased to report, however, that we were able to largely offset the negative developments in our industrial businesses through success in our branded product businesses where we were able to maintain and even expand our strong market positions.

In response to the worldwide economic situation and the lack of positive indicators we are accelerating the implementation of planned restructuring measures. The program includes a thorough economic and financial review of all our sites worldwide and is already expected to achieve positive results in 2002.

Including all exceptional items resulting from the sale of Cognis and of our interest in the Henkel-Ecolab joint venture and from



Dipl.-Ing. Albrecht Woeste

Dr. Ulrich Lehner

the special restructuring program and the exceptional goodwill write-downs, Henkel achieved net earnings of 541 million euros in 2001. Excluding these exceptional items, net earnings total 476 million euros, which is 5.7 percent below the prior year results.

All in all, 2001 has made us still stronger, and we see no reason to change our growth and innovation targets for the medium term. In pursuing our goals we are relying on 45,753 well-trained and motivated employees worldwide. Thanks to their skills and performance, the company has been able to be successful in a difficult year, and we would like to express our appreciation for their commitment and support. All of us at Henkel stand behind our new vision "Henkel - A Brand like a Friend". It is a promise made to our customers: with our strong brands and advanced technologies, Henkel makes people's lives easier, better and more beautiful. We thank our customers for their trust and loyalty.

We would also like to thank all employees of Cognis and of Henkel-Ecolab and extend to them our best wishes for success in the future. Our appreciation extends to all business associates with whom we conduct business.

Our special thanks go to all shareholders for their confidence in Henkel. We will reward their enduring trust with a management approach driven by shareholder value.

Dipl.-Ing. Albrecht Woeste
Chairman of the Shareholders' Committee and of the Supervisory Board

Dr. Ulrich Lehner
President and Chief Executive Officer

Man





Dr. Ulrich Lehner
President and Chief Executive Officer,
born May 1, 1946 in Düsseldorf;
with Henkel since 1981 including an
interim break of three years.

Dr. Jochen Krautter
Executive Vice President Finance,
born October 24, 1942 in Stuttgart;
with Henkel since 1973.

Knut Weinke (from January 1, 2002)
Executive Vice President Human Resources
and Logistics,
born February 16, 1943 in Trier;
with Henkel since 1969.

Dr. Roland Schulz (to December 31, 2001)
Executive Vice President Industrial and
Institutional Hygiene / Surface Technologies /
Human Resources,
born August 4, 1941 in Prague;
with Henkel since 1972.



Dr. Klaus Morwind
Executive Vice President
Laundry & Home Care,
born June 9, 1943 in Vienna;
with Henkel since 1969.

Prof. Dr. Uwe Specht
Executive Vice President
Cosmetics/Toiletries,
born July 21, 1943 in Lörrach;
with Henkel since 1969.

Alois Linder (from January 1, 2002)
Executive Vice President
Consumer and Craftsmen Adhesives,
born August 4, 1947 in Spittal/Austria;
with Henkel since 1979.

Guido De Keersmaecker (from January 1, 2002)
Executive Vice President
Henkel Technologies,
born November 3, 1942 in Antwerp;
with Henkel since 1977.

Our 125th year.

In our 125th anniversary year we realigned the Henkel Group portfolio: from now on we will be concentrating on branded products and industrial technologies. In a difficult economic environment we increased sales to 13.1 billion euros. Net earnings, including exceptional items, rose by 7.1 percent to 541 million euros. On a comparable basis they were 5.7 percent down at 476 million euros.

Sale of the Cognis chemicals business and of the stake in Henkel-Ecolab

On November 30, 2001, we sold our chemicals business Cognis to an investor consortium comprising Permira, GS Capital Partners and Schroder Ventures Life Sciences. The enterprise value was 2.5 billion euros. This concluded our efforts to find a purchaser for Cognis who will continue its successful development and provide Cognis employees with viable future prospects. A crucial factor behind the sale was that it will enable Cognis to expand its business with international manufacturers of detergents, household cleaning products and cosmetics and to enhance its development potential.

We have also sold our stake in the Henkel-Ecolab joint venture to Ecolab Inc., USA, for a price of 484 million euros. Combining the two businesses into one worldwide company is strategically important in order to better meet the needs of global customers. Through its participation in Ecolab Inc., Henkel will continue to share in the success and long-term growth of that company. We have since purchased more shares in the market. At December 31, 2001, our equity position in Ecolab Inc. amounted to 28.4 percent. The new stockholder agreement allows us to increase our interest to a maximum of 35 percent.

We have used the proceeds from the sale of the two companies to reduce borrowings, giving us greater financial flexibility for further strategic investment to secure the growth of the Henkel Group.


Henkel Group: Sales
(in million euros)
10,259
10,909
11,361
12,779
13,060
1997
1998
1999
2000
2001

Henkel Group: Net Earnings
(in million euros)

1997	1998	1999	2000	2001
320[1]	372	404	505	476[2]

[1] 576 million euros including gain from sale of GFC shareholding (Degussa)
[2] 541 million euros including exceptional items


2001

Focus on brands and technologies

As of January 2002 we have a new business sector: Consumer and Craftsmen Adhesives. This underlines Henkel's leading position in the branded adhesive products business. At the same time we have combined our industrial adhesives, engineering adhesives (Loctite) and surface technologies activities in the new Henkel Technologies business sector. This will enable us to develop the market even more effectively, improve our know-how interchange and reduce costs.

Special restructuring program: "Strong for the Future"

In 2001 we launched a special restructuring program under the slogan "Strong for the Future" affecting the entire Group.

The aim of this initiative is to improve competitiveness in all business sectors by achieving permanent cost reductions in production, marketing and administration. A number of sites are being completely or partially closed down. The program will cost a total of 327 million euros, all of which has been charged in the financial statements. The size of the workforce is to be reduced by about 3,000 employees, starting in 2002.

In all, 42 percent of the total cost is accounted for by exceptional write-downs, 38 percent by cutbacks in the workforce, and a further 20 percent by sundry expenses incurred in connection with implementation of the program.

The special restructuring program is intended to produce savings of around 130 million euros per year. We expect to realize part of the savings in 2002 and to make the full saving from 2003 onward.

Exceptional write-downs of goodwill

The rapidly growing volume of corporate acquisitions had the effect of boosting the prices paid for businesses, especially in the second half of the 1990s. For Henkel, too, that meant capitalizing more goodwill when companies were purchased. We have tested the fair value of these intangible assets for impairment. On the basis of these assessments we have written 251 million euros off the goodwill carried at 2,084 million euros. Major write-downs were taken at the acquired companies Henkel of America, USA, Henkel Lion Cosmetics, Japan, Henkel Loctite in Brazil and in the UK, and in respect of the brand-name product business in China.

Special restructuring program: Costs by business sector

(in million euros)	
Laundry & Home Care	97
Cosmetics/Toiletries	73
Consumer and Craftsmen Adhesives	25
Henkel Technologies	121
Corporate	11
Total	**327**

Sales increased to 13.1 billion euros

The economic environment deteriorated sharply in 2001. The downturn in activity – culminating in full-blown recession in some countries – and the currency crisis in Turkey had a negative impact on the sales performance of the Henkel Group.

Despite this we managed to achieve sales growth of 2.2 percent, reaching total sales of 13.1 billion euros. Acquisitions and organic growth each accounted for a 1.1 percent increase in sales. Sales generated by our core businesses (excluding the divested businesses of Cognis and Henkel-Ecolab) reached 9.4 billion euros (up 4.9 percent).

Operating profit affected by exceptional items

The 27.4 percent increase in operating profit to 1,210 million euros is due to a number of exceptional items. On the plus side, profitability was increased by the gains from the sale of Cognis (545 million euros prior to deduction of Cognis net earnings attributable to purchaser) and the sale of Henkel-Ecolab (358 million euros). On the minus side, operating profit was burdened by the costs of the special restructuring program (327 million euros) and the exceptional write-downs of goodwill (251 million euros). On a comparable basis, therefore, operating profit was 885 million euros, 6.8 percent less than in the previous year. The return on capital employed (ROCE) was 20.1 percent (13.1 percent on a comparable basis).

The businesses sold are included in the sales and operating profit figures until the end of November 2001. Up to that date Cognis reported an operating profit of 194 million euros. Henkel-Ecolab, in its fiscal year from December 1, 2000 to November 30, 2001, achieved an operating profit of 89 million euros. The businesses remaining

Special restructuring program: Costs by region


327 million euros
North America 24%
Latin America 4%
Europe 46%
Asia-Pacific 26%

in the Henkel Group (continuing operations) made an operating profit of 602 million euros, 4.4 percent down on the previous year.

New allocation of costs

In order to improve the international comparability of segment information we have combined Group overheads and the costs of central research in the new Corporate segment. These had previously been charged out to the business sectors. Expenses that cannot be allocated to individual business sectors, previously shown in the "Other" segment, are also included in this new segment. The comparative figures for the previous year have been restated in line with the new structure. The gains from the sale of Cognis and of Henkel-Ecolab, the costs of the special restructuring program and the exceptional write-downs of goodwill are also included in the Corporate segment for 2001.

Sales and operating profit by business sector

The **Laundry & Home Care** business sector increased sales by 8.7 percent to 3.1 billion euros. Gains in market share in continental Europe, primarily as a result of a successful policy of innovation and communication, were a crucial factor behind this good performance. We are now market leader in that region with a share of more than 22 percent. We also further strengthened our market positions in Central and Eastern Europe and in the Middle East. Sales figures were additionally boosted by the acquisitions of Pemos in Russia and the Viva brand in Mexico. The operating profit of 243 million euros improved on the previous year's strong performance by 12.9 percent. The EBIT margin went up by 0.3 percentage points to 7.9 percent. The return on capital employed was 24.5 percent. This performance is particularly satisfactory because earnings had to cope with the adverse effects of the currency crisis in Turkey, increases in raw material costs, and heavier investments in the new markets Mexico, Algeria and India.

Breakdown of operating profit	
(in million euros)	
Operating profit	602
Operating profit divested businesses:	
Cognis	194
Henkel-Ecolab	89
Total excluding exceptional items	**885**
Gain from sale of Cognis prior to deduction of net earnings attributable to purchaser	545
Gain from sale of Henkel-Ecolab	358
Special restructuring program	–327
Exceptional write-down of goodwill	–251
Henkel Group	**1,210**

Operating profit benefited from price increases, numerous cost reduction measures, and the rapid termination of the unsuccessful joint venture with Dial in the USA.

The **Cosmetics/Toiletries** business sector generated sales worth 2.1 billion euros, an increase of 2.8 percent. Colorants provided the main engine of growth in the branded cosmetics business. The hair salon business also continued to make good progress. We recorded strong sales growth in the Benelux countries and in Italy, Spain and Russia. Events in Turkey, on the other hand, had a

Sales and operating profit (EBIT) by business sector

	Sales in million euros			EBIT in million euros		
	2000	2001	%	2000	2001[1]	%
Laundry & Home Care	2,835	3,082	8.7	215	243	12.9
Cosmetics/Toiletries	2,029	2,085	2.8	148	166	12.0
Consumer and Craftsmen Adhesives	1,290	1,275	– 1.1	159	110	– 30.6
Henkel Technologies	2,679	2,828	5.6	193	138	– 28.5
Corporate	142	140	– 1.4	– 85	– 55	–
Continuing operations	**8,975**	**9,410**	**4.9**	**630**	**602**	**– 4.4**
Chemical Products (Cognis)	2,869	2,679	– 6.6	220	194	– 11.7
Hygiene (Henkel-Ecolab)	935	971	3.8	100	89	– 10.9
Henkel Group	**12,779**	**13,060**	**2.2**	**950**	**885**	**– 6.8**

[1] excluding exceptional items

negative impact on sales. Operating profit increased by 12.0 percent to 166 million euros. This represents an EBIT margin of 8.0 percent compared with 7.3 percent in the previous year. The return on capital employed rose to 17.4 percent, mainly due to good sales performance in Central and Eastern Europe including Russia, and in the international hair salon business. Disposal of small regional brands generated a gain of 12 million euros (2000: 10 million euros).

Sales of the new **Consumer and Craftsmen Adhesives** business sector totaling 1.3 billion euros were much the same as in the previous year. The persistently low level of construction activity in Europe and declining demand for wallpaper pastes and household adhesives, especially in Germany, had an adverse effect on sales. Stronger sales growth was also inhibited by product forgeries in Brazil and by the economic crisis in Turkey. Operating profit fell by 30.6 percent to 110 million euros, coupled with a decrease in margins from 12.3 to 8.6 percent. At 15.7 percent, the return on capital employed was down on the previous year.

Sales of the newly formed **Henkel Technologies** business sector rose 5.6 percent to 2.8 billion euros. This increase, however, is entirely attributable to the acquisitions of Dexter and the surface technologies business of Atofina. Sales were hit by the slump in demand in the global electronics industry and the downturn in automotive production in North America. Although activities in Europe had initially continued on an upward curve, they were also caught up in the effects of the recession in the USA as the year progressed. Gratifyingly, the Henkel Technologies business sector was able to maintain its leading market position. In this difficult economic climate operating profit fell by 28.5 percent to 138 million euros. The EBIT margin went down from 7.2 to 4.9 percent and the return on capital employed dropped sharply to 8.1 percent.

Financial items

The negative balance from financial items increased by 17 million euros to 151 million euros. Income of 53 million euros from our participation in Ecolab Inc. was 4 million euros up on the previous year. Income from our participation in Clorox went down by

36 million euros to 71 million euros owing to the additional costs of extensive restructuring measures to increase production efficiency. The decrease in income from participations was almost completely offset by the gain of 24 million euros from the disposal of our participation in San Nopco, a Japanese chemicals company.

Pre-tax and net earnings

Earnings before tax rose by 243 million euros to 1,059 million euros. The effective tax rate went up by 2.6 percentage points to 40.7 percent. This increase is attributable to the fact that the exceptional write-downs of goodwill are not deductible for tax purposes. After deducting the Cognis net earnings attributable to purchaser, consolidated net earnings of the Henkel Group rose by 7.1 percent to 541 million euros.

If exceptional items are excluded, earnings before tax went down by 82 million euros to 734 million euros; the tax rate decreased by 3 percentage points to 35 percent and net earnings fell accordingly by 5.7 percent to 476 million euros.

Dividend

Our financial strategy requires that the cash dividend should equal at least 30 percent of the Henkel Group's net earnings for the year (after minority interests).

Despite the downturn in earnings (excluding exceptional items) we are recommending to the Annual General Meeting that the high dividend level of the previous year be maintained, i.e. that a dividend of 1.06 euros per share be paid on the ordinary shares and 1.12 euros per share on the preferred shares. Under the new tax regulation that has come into force in 2002, private individuals in Germany have to pay tax on half the dividend.

If the Annual General Meeting adopts our dividend recommendation, the payout ratio in relation to net earnings of the Henkel Group after deducting minority interests will be 31.1 percent. The dividend will be distributed out of the unappropriated profit of Henkel KGaA, whose financial statements are summarized on the next page.

Financial position

Cash flow from operating activities increased by 566 million euros to 1,273 million euros. The reasons for this lie primarily in a higher cash inflow due to lower working capital and a decrease in tax payments in 2001. The previous year's figure had been adversely affected by a tax back-payment that arose from tax audits performed at Henkel KGaA.

The cash flow from investing activities improved by more than 2 billion euros compared with the previous year. Taking into account the proceeds from the sale of Cognis and Henkel-Ecolab (1,873 million euros) and capital expenditure on property, plant and equipment totaling 534 million euros, there was a net cash inflow of 1,120 million euros. At the same time there was a sharp reduction in acquisition volume (from 971 million euros in 2000 to 361 million euros).

We have used most of the free cash flow of 2,416 million euros to reduce the level of borrowings.

Financial statements of Henkel KGaA (summarized)[1]		
Statement of Income (rounded figures)	2000 mill. euros	2001 mill. euros
Sales	**2,425**	**2,522**
Cost of sales	– 1,558	– 1,640
Gross profit	**867**	**882**
Selling, research and administrative expenses	– 909	– 917
Other income (net of other expenses)	141	122
Operating profit	**99**	**87**
Gains on disposal of financial assets	100	577
Other financial items	– 13	– 185
Financial items	**87**	**392**
Change in special accounts with reserve element	31	– 3
Earnings before tax	**217**	**476**
Taxes on income	– 60	– 107
Net earnings	**157**	**369**
Allocation to revenue reserves	–	– 185
Amount withdrawn from reserves for treasury stock	–	6
Unappropriated profit	**157**	**190**
Balance Sheet at December 31	2000 mill. euros	2001 mill. euros
Property, plant & equipment and intangible assets	331	342
Financial assets	4,413	4,941
Fixed assets	**4,744**	**5,283**
Inventories	161	157
Receivables and miscellaneous assets	1,239	1,560
Treasury stock	63	113
Liquid funds	–	306
Current assets	**1,463**	**2,136**
Total assets	**6,207**	**7,419**
Shareholders' equity	2,790	3,002
Special items	231	234
Provisions	1,287	1,391
Liabilities	1,899	2,792
Total equity and liabilities	**6,207**	**7,419**

[1] The full financial statements of Henkel KGaA with the auditors' unqualified opinion are published in the Bundesanzeiger (Federal Gazette) and filed with the Commercial Register in Düsseldorf. Copies can be obtained from Henkel KGaA on request.

Asset and capital structure

Changes in the balance sheet structure in 2001 are dominated by the elimination of Cognis and the Henkel-Ecolab joint venture. Total assets amounted to 9,365 million euros, about 2 billion euros less than at the end of the previous year.

The removal of Cognis and the Henkel-Ecolab joint venture from the consolidation reduced almost every balance sheet line. Financial assets moved in the opposite direction, increasing by 700 million euros. The increase is partly due to raising the stockholding in Ecolab Inc. (+165 million euros), which now amounts to 28.4 percent. Financial assets include a vendor note (a subordinated long-term loan) of 352 million euros (including interest) granted to the consortium purchasing Cognis.

The costs of 327 million euros for the special restructuring program, as well as income taxes still to be paid in 2002 and non-recurring costs associated with the sale of Cognis and Henkel-Ecolab, resulted – despite the elimination of those companies from the consolidation – in an increase of 198 million euros in "Other Provisions". We used the cash proceeds from the disposals to reduce borrowings from 2,963 million euros to 1,210 million euros in 2001.

Henkel Group: Cash flow statement (summarized)		
(in million euros)	2000	2001
EBIT	950	1,210
Share of Cognis net earnings attributable to purchaser	–	– 87
Income taxes paid	– 404	– 330
Depreciation/write-ups of fixed assets	673	991
Net gains from disposals of fixed assets	– 60	– 1,001
Change in working capital	– 452	490
Cash flow from operating activities	**707**	**1,273**
Cash flow from investing activities	**– 1,337**	**1,120**
Interest/dividends (net)	– 258	– 338
Net cash flow	**– 888**	**2,055**
Acquisitions/financial assets	971	361
Free cash flow	**83**	**2,416**

Divestments, acquisitions and joint ventures

The sale of the Cognis chemicals business was based on an enterprise value of 2.5 billion euros. This represented an EBIT multiplier of 11.4 and an EBITDA multiplier of 6.9 based on year 2000 figures. After deducting pension provisions and borrowings, the equity value amounted to 1,396 million euros.

In order to help the purchasers finance the price, we did not insist on full payment in cash but advanced them a loan of 350 million euros in the form of a vendor note. This has a term of ten years and interest is payable at the rate of 7 percent per annum for the first three years and thereafter at 16 percent per annum until maturity. This represents a strong incentive to redeem the loan by the end of three years.

The sale of the shares of the Cognis companies outside Germany will be practically tax-free. The tax charge on the disposal of the German assets will amount to some 150 million euros.

We will continue to maintain our close commercial relationships with Cognis in the future as one of our most important raw material suppliers. The existing service agreements with Cognis will remain in force for the next two years. The income from these agreements will cover Henkel's remaining infrastructure and administration costs.

We concluded the transfer of our majority interest (50 percent plus one vote) in the Henkel-Ecolab joint venture to Ecolab Inc., USA, on November 30, 2001. The price of 484 million euros was paid in cash.


Henkel Group: Balance sheet structure
Assets
(in million euros)
11,382
9,659
9,365
proportion in %
Property, plant & equipment and intangible assets
Financial assets
Inventories
Receivables and misc. assets
47
8
15
30
42
12
11
35
41
17
30
2000
2000[1]
2001
Equity and liabilities
(in million euros)
9,365
9,659
11,382
proportion in %
38
17
17
15
15
36
16
17
18
13
31
17
11
26
15
Shareholders' equity
Pension provisions
Other provisions
Borrowings
Other liabilities
2001
2000[1]
2000

[1] excluding Cognis and Henkel-Ecolab

Through the acquisition of the surface treatment business of Atofina (Turco) at a cost of 74 million euros, the Surface Technologies segment operating within the Henkel Technologies business sector has further expanded its leading world market position. With sales in the USA, Western Europe and Australia amounting to 100 million euros per annum, this acquisition will considerably strengthen our positions in the aerospace, steel processing and the metal cold-forming industries.

The takeover of the automotive operations of Vagnone & Boeri, Italy, for 12.5 million euros resulted in a significant improvement in our position in respect of adhesives and sealants for the Italian automotive industry.

In line with the agreement already in place, we increased our participation in the detergents manufacturer OAO Pemos, Russia, from 51 percent to 85 percent. The purchase price for these additional shares amounted to 7.5 million euros.

The portfolio of our New Businesses unit – which is responsible for handling our investments in new business models with the emphasis on e-business ventures – currently contains five participations. The electronic marketplace cc-markets merged at the middle of the year with chemplorer to create cc-chemplorer, enabling it to expand its leading market position in the field of technical products and services. CPGmarket.com, an electronic marketplace for the consumer goods industry, was able to attract new investors by raising new capital.

Capital expenditures

In fiscal 2001, 561 million euros were invested in property, plant and equipment, 132 million euros in intangible assets and 682 million euros in financial assets. Of this latter figure, 165 million euros went into investments in companies accounted for at equity. Also included in financial assets are the vendor note for 352 million euros (including interest) granted to the consortium that acquired Cognis, and indemnification entitlements against Cognis Deutschland GmbH & Co. KG, Düsseldorf, amounting to 139 million euros for pension obligations.

The majority of the expenditures in property, plant and equipment involved the creation and expansion of production capacities. The projects undertaken included the upgrade of a technology center in Detroit, USA, the installation of production facilities for dishwasher detergents in Foetz, Luxembourg, and the expansion of a factory for the production of plastisols for the automotive industry in Syzran, Russia.

Investments in financial assets included, for example, the increase in our participation in Ecolab Inc. We purchased a total of 4.1 million shares at an aggregate cost of 165 million euros, so increasing our holding from 25.4 percent to 28.4 percent as of December 31, 2001.

Projects representing an investment outlay of 300 million euros in property, plant and equipment are planned for fiscal 2002. Current projects include the building of research and development facilities and also the construction of a new cosmetics research building in Düsseldorf. The

Capital expenditure 2001		
(in million euros)	Existing businesses	Acquisitions
Property, plant and equipment	534	27
Intangible assets	40	92



Capital expenditure on property, plant and equipment, intangible assets and financial assets
(in million euros)
2,127
81
726
1,320
969
74
567
328
746
173
440
133
1,359
44
622
693
1,375
682
132
1997
1998
1999
2000
2001
Financial assets (excluding at equity gains)
Property, plant and equipment
Intangible assets

Henkel Technologies business sector, which accounts for a good third of the planned investments, is due to commission a technology center in Yokohama, Japan, in 2002.

Procurement

During the year under review, raw material prices rose by 2 percent on average in the consumer products and technology sectors. We expect prices in 2002 to either remain constant or decline.

Through the electronic marketplaces cc-chemplorer and CPGmarket.com in which we have a participating interest we issued requests for quotations and carried out auctions accounting for a total volume of over 100 million euros. At the same time, the quantity of procurement transactions is also being constantly expanded.

Henkel shares

The Henkel share price held up very well in difficult stock market conditions. The German DAX index fell by 19.8 percent in 2001, and the Dow Jones Stoxx 600 by 17.0 percent. Henkel's preferred shares, by contrast, fell by only 9.0 percent and the ordinary shares by 4.2 percent.

A total of 83.2 million Henkel preferred shares were bought and sold on the German stock exchanges in 2001 – an average of 328,900 shares per trading day. That represents an increase of 25 percent compared with the previous year.

From the date when Henkel's preferred shares were first issued in 1985 to the end of 2001, a long-term investor reinvesting all dividends (ignoring the effect of taxation) would have had an average annual return of 11.8 percent. The average annual return on the DAX index, by contrast, was only 9.6 percent.

Henkel will be significantly affected by the new rules governing the composition of the DAX index which will come into force in June 2002. The market capitalization used for the index ranking will then be based only on Henkel's preferred shares. Taking year-end share prices, Henkel's market capitalization will drop from 8.7 to 3.8 billion euros. According to the preliminary calculations of the German Stock Exchange at the end of January 2002, Henkel is likely to slip five places in the rankings to number 25. The inclusion of Henkel's preferred shares in the DAX index is not at risk and it is our intention that they will remain in the DAX index long term.

During 2001 we relaunched our Investor Relations website. By going to our homepage at www.ir.henkel.com, anyone who is interested can now access even more interactive functions as well as information about the Group and the shares.


Relative performance 2001
Henkel preferred shares / DAX
20%
0%
- 20%
- 40%
Henkel
DAX
Jan. 2001
Dec. 2001

Ratings once again confirmed

The rating agencies Standard & Poor's and Moody's have been evaluating the creditworthiness of the Henkel Group every year since 1993. In May 2001 the good ratings were


Earnings per preferred share
(in euros)
2.82
0.83
1.99
3.23
0.90
2.33
3.52
0.99
2.53
4.51
1.26
3.25
6.50
3.50
1997
1998
1999
2000
2001
Amortization of goodwill
Earnings per preferred share

again confirmed. These ratings enable us to continue to secure our borrowing requirements at favorable conditions in international money and capital markets. The assessments of the rating agencies factor in our leading market positions, financial flexibility and management quality, plus the openness and credibility of our communications with analysts.

Standard & Poor's	Moody's
A1+ *(short term)*	P1 *(short term)*
AA- *(long term)*	A1 *(long term)*

Research and development

Expenditure on research and development at the Henkel Group rose in fiscal 2001 by 7 percent to 343 million euros. Its share of sales amounted to 2.6 percent. We spent 136 million euros on application-related advice and consultancy for our customers. On average 4,000 employees were engaged in research, development and application engineering worldwide.

Excluding Cognis and Henkel-Ecolab, our investment in research and development amounted to 255 million euros, 9 percent more than in the previous year; this corresponds to 2.7 percent of sales. The amount spent on customer advisory services totaled 82 million euros. The average number of employees engaged in research and development was around 3,000.

In order to underpin the success of the Company in the long term, our R&D activities are aligned to a dual strategy:

Key data on Henkel shares in euros 1997 – 2001

	1997	1998	1999	2000	2001
Earnings per share in accordance with IAS					
Ordinary shares	1.94	2.28	2.47	3.20	3.45
Preferred shares	1.99	2.33	2.53	3.25	3.50
Share price at year end					
Ordinary shares	51.13	67.75	55.50	60.00	57.50
Preferred shares	57.52	74.09	64.90	69.25	63.00
High for the year					
Ordinary shares	52.05	81.30	72.50	65.50	68.00
Preferred shares	58.80	93.80	79.30	76.90	75.17
Low for the year					
Ordinary shares	37.43	50.36	50.70	44.80	56.00
Preferred shares	39.01	54.35	57.60	47.00	60.60
Dividend					
Ordinary shares	0.69	0.79	0.87	1.06	1.06[1]
Preferred shares	0.74	0.84	0.93	1.12	1.12[1]
Market capitalization (in billion euros)	7.84	10.27	8.66	9.31	8.72

[1] proposed

Number of shares (in millions)

Ordinary shares	86.6
Preferred shares[1]	59.4

[1] preferred shares bought back for Stock Incentive Program: 992,680 shares in 2000; 808,120 shares in 2001; total treasury stock: 1,800,800 shares

- First: We conduct innovative research in order to expand existing product portfolios. In the Hair Care segment, we have succeeded, for example, in developing a novel active ingredient, the color vitamin


Henkel Group: Expenditure on research and development
(in million euros)
238
250
279
320
343
1997 1998 1999 2000 2001
2.3% 2.3% 2.5% 2.5% 2.6%
R&D ratio
(expenditure on R&D as % of sales)

B6, which optimally prepares the hair for coloring. This vitamin is being incorporated for the first time in the Pre Color Lotion of the Vision range of colorants. We are likewise systematically researching into the cause of age-related changes in the skin at the molecular level. This enables us better to understand the effects of skin aging and to develop effective products that keep the skin younger for longer. For dishwashing machines we have developed enzymes that show clear performance advantages in relation to stubborn stains. Further highly promising R&D projects are already at an advanced stage of completion.

- Second: We are developing new fields of business. To this end we have established research companies hand-in-hand with universities and professorial faculties. We are also actively seeking opportunities to participate in young start-up companies offering potentially important technologies for the markets of the future. Interesting examples include Phenion of Frankfurt/Main, Germany, active in molecular cell physiology, Sus-Tech in Darmstadt, Germany, for nanotechnology, and Vermicon of Munich and also Natural Implant of Lyons, France, in the biotechnological sector.

Through this dual strategy we can ensure that we gain access to key technologies while securing the ongoing viability of our existing activities. You can obtain further information from our web page www.innovation.henkel.com.

Employees

Our workforce worldwide decreased in number during fiscal 2001 by 15,150 to 45,753. After adjusting for the divestment of Cognis and Henkel-Ecolab, our personnel levels decreased by 1,237 compared with the previous year. The proportion of employees abroad remained virtually unchanged at 75 percent.

The payroll cost ratio describes the relationship between personnel expenditure and sales; excluding Cognis and Henkel-Ecolab this stood at 20.8 percent in 2001. Per capita sales rose from 192,600 euros to 198,800 euros.

Employee Share Program

In its 125th year, Henkel launched a worldwide Employee Share Program. Employees can invest up to 4 percent of their annual remuneration in Henkel preferred shares, subject to a maximum of 4,000 euros each in any one year. Henkel adds an extra 50 percent to the amount invested. The shares have to be held for a minimum of three years. More than 10,000 employees in 44 countries have participated in the Program – an impressive demonstration of confidence in the Company.

Henkel Group: Employees (as of Dec. 31)

	1997	%	1998	%	1999	%	2000	%	2001	%
Germany	15,518	28.7	15,791	27.9	15,412	27.3	15,878	26.1	11,460	25.0
Europe (excl. Ger.)/Africa/ Middle East	21,052	38.9	23,078	40.8	24,393	43.3	24,881	40.9	19,700	43.1
North America	5,346	9.9	5,909	10.4	5,511	9.8	6,958	11.4	4,675	10.2
Latin America	3,991	7.4	3,962	7.0	3,705	6.6	4,236	7.0	2,870	6.3
Asia-Pacific	8,182	15.1	7,879	13.9	7,375	13.1	8,950	14.7	7,048	15.4
Total	54,089	100.0	56,619	100.0	56,396	100.0	60,903	100.0	45,753	100.0

In 2001 Henkel also issued the second tranche of the Stock Incentive Program for about 700 executive management personnel. The 808,120 preferred shares required to fund this tranche were purchased at an average price of 69.95 euros.

Knowledge management

Under the heading "knowledge management", we have since 1999 been systematically collecting internal know-how and expertise and storing this information in databases for use by employees. At the present time about 1,200 topics can be accessed, covering process knowledge, success factors, suggested solutions to problems, and case studies. Knowledge management is an effective tool for improving the quality of decisions and increasing the pace of innovation.

Sustainability

We are committed to the principles of sustainable development. We see them as an important contribution to enhancing the future potential of our Company. Henkel aims to gain competitive advantage in the marketplace with products and business processes that comply with the principles of sustainability. We are promoting the implementation of this strategy worldwide with the help of integrated management systems for safety, health, protection of the environment and quality assurance, and with a code of conduct which has to be observed by all employees. These integrated management systems are built around a framework of uniform standards based on internationally recognized best management practice.

Implementation of these standards is regularly reviewed by means of internal audits. All main production sites – with the exception of those recently acquired – had been audited at least once by the end of 2001. Depending on market requirements, each business sector also avails itself of the possibility of submitting to external certification in accordance with international management standards. A large proportion of our business activities have already been certified under ISO 9000 quality management standards. In addition 53 major production sites had also been registered under the international ISO 14001 environment management standard by the end of 2001. The sites concerned account for more than 50 percent of the total production output of the Henkel Group.

You can read about the progress we made toward sustainability last year in our Sustainability Report for 2001 and on our website at www.she.henkel.com.

Risk report

Risk management is an integral part of our value-driven management approach. Our corporate planning and decision-making procedures are aimed at identifying risks at an early stage and utilizing opportunities to secure the long-term future of the Company. The functional integrity and efficiency of our system for the identification of risk are reviewed every year by our external auditors and the internal audit department.

We oversee the entire risk management process by means of strategic early warning systems designed for long-term prediction, reporting systems at individual company and Group level, and a comprehensive controlling system. All these procedures are documented and constantly updated in a special manual that serves as the basis for systems audits, by our external auditors and the internal audit department.

Another important tool for assessing the overall level of risk is the risk inventory, whereby every aspect of the Group's exposure to risk is evaluated with regard to the possible amount of damage, the probability of such damage being incurred, and the security systems in place. Every possible risk which could have a material effect on earnings is recorded with the help of questionnaires and systematically detailed in a "risk atlas". No risks were identified in the year under review which – either individually or in the context of the overall level of risk – could endanger the continued existence of the Company.

The main risks relate to the following:

- **Functional risks**

We deal with interest rate risks, currency risks and liquidity risks through an active treasury management function. These risks are hedged in accordance with guidelines in force throughout the Group. The instruments used to hedge our financial risks are described in detail in the notes to the financial statements (see page 70).

We have installed appropriate hardware and software in our computer systems to minimize the risk of unauthorized access to systems and data, and the risk of data being lost. Our security strategy includes detailed emergency response plans.

We have strengthened our fundamental research activities and take a stake in new companies working on interesting technologies for the markets of the future. This helps us to minimize the risk of failing to recognize in good time potential new technologies.

- **Operational risks**

We take care not to be dependent on any single supplier; in this way we ensure that the goods and services required are always available. We also give preference to suppliers who are registered under ISO standards.

We work assiduously on new formulations and innovative forms of packaging to reduce any risk to earnings caused by unforeseen fluctuations in raw material prices. Continued expansion of the worldwide purchasing management function also contributes to the improvement in the cost situation.

The manufacturing process for our products requires highly complex technical production facilities. Any malfunction or extended downtime can affect profitability.

These risks are minimized by a distributed pattern of manufacturing sites, appropriate standards of safety, the expert skills of our employees and regular maintenance of plant and equipment.

We carry out comprehensive laboratory and market tests, market research activities and detailed planning before launching new products or moving into new markets. This process is underpinned by systematic support from our knowledge management function. It limits the risk of new products proving unsuccessful and also the risk associated with product liability.

Our customer base is so diversified that reliance on individual customers is minimal. That reduces the element of risk when important customers are lost. The strong position of our products in the marketplace and the long-standing good relationships that we have with our customers reduce the risk of being excluded from their lists.

Outlook

Our projections indicate that the economic climate for our businesses will remain difficult, at least for the first half of 2002. We do not expect sales during the first two quarters to get much help from the important mechanical engineering, electronics and automotive industries. As the construction industry may well already have reached the bottom of its cycle in 2001, we think there may be a gradual improvement in our construction-related activities in the year ahead. We anticipate sales of branded products to continue to make good progress.

In view of the difficult economic environment, we have set ourselves the following prime targets:

- profitable growth to strengthen our continuing operations;
- strict control of costs, capital expenditure and working capital;
- divestment of persistently unprofitable activities;
- maximizing synergies from the new composition of our portfolio.

We are confident that we will be able to increase sales to more than 10 billion euros in 2002. With our new corporate structure – and without Cognis and Henkel-Ecolab – we are forecasting an increase of a good 10 percent in operating profit. All the business sectors will contribute to this growth. In particular we are expecting the Henkel Technologies sector to show a sustained improvement in the second half of the year.

The net result from financial items will show a marked improvement in 2002 because interest charges will go down significantly as a result of the reduced level of borrowings. Net earnings for 2002 are expected to remain below the figure of 476 million euros (excluding exceptional items) for fiscal 2001. The positive movement in the financial items will not be sufficient to compensate for the loss in operating profit arising from the two major divestments.

The outlook for each business sector is described in more detail in the relevant sections of this Annual Report.


Konzentrat
1l=2l
NEU
Silan


Nouveau
MIR
laine
MACHINE
FORMULE SÉCURITÉ


NUOVO
NEO
Bref
WC


SCHIUMA ATTIVA
ΕΝΕΡΓΟΣ ΑΦΡΟΣ
Pulitore WC • Καθαριστικό τουαλέτας


Neu Schnell
Trocken Formel
Pril

Sales pass the three-billion euro threshold.

At Laundry & Home Care, we achieved new record figures for both sales and operating profit in fiscal 2001. We succeeded in significantly increasing our market shares. A boost to growth came from the further expansion of our already good market positions in the Middle East and also in Central and Eastern Europe. One of the primary contributors to this success was our premier international brand Persil.


Persil

Detergents

Our heavy-duty detergents continued to perform well. Sales rose by 16 percent.

Europe is our largest and most important market. Here we were able once again to improve our competitive position – not only in the case of powder products but also in relation to liquid detergents. We have introduced our gel detergents, and have pushed forward our range of highly concentrated detergents in the form of Megaperls and Tabs, in all countries of continental Europe.

The performance of our major international brand Persil was outstanding. In Germany, it further extended its position as market leader. In Austria, the market share again grew from an already high base, and in Scandinavia, Persil had a promising start. And also in heavily populated growth countries such as Poland, Hungary, the Czech Republic and Egypt, we were able to further increase the market shares enjoyed by Persil.

Our most important national brands likewise improved their market position – particularly Spee in Germany and Super Croix in France. Although competition remained heavy, we were nevertheless able to further increase sales in Germany and France. In Central and Eastern Europe including Russia, we likewise realized higher sales revenues. Particular efforts in the case of Persil, and the successful launch of the Rex brand with its exceptional value profile, contributed to these results. Having purchased the company OAO Pemos, we have now taken over market leadership in Russia.

Outside Europe, our business expanded by more than 50 percent as a result of both acquisitions and organic growth. We achieved our largest growth rates in Algeria and Mexico. Teething problems encountered in both countries were successfully overcome during the second half of the year.

In our established businesses outside Europe, too, sales growth lay in the double-digit percentage range, well exceeding the rate of increase of the markets concerned. Persil performed very well throughout the entire Middle East region. The brand X-Tra was successfully launched in Egypt in the low-cost, high-performance detergents category.

Competition again intensified in China. Although successfully concluded rationalization programs increased efficiency, our business there was still unable to bridge the gap to the profit zone. Further structural measures have already been introduced.

In fiscal 2001, material costs lay at the center of our general efforts to optimize our processes. Moreover, we have introduced a large number of individual measures in order to improve our formulations and packaging. The fact that our sales grew at a significantly faster rate than our selling and administration costs provided a further boost to results.

Product groups

Heavy-duty detergents; special detergents; fabric softeners; dishwashing products; household cleaners; scouring agents; floor and carpet care products; bath and toilet cleaners; glass cleaners and lens wipes; furniture, kitchen care and laundry conditioning products.

Laundry Care

Our highly profitable special detergents performed very well. Worthy of particular mention among the major contributory factors are the new fragrances and the successfully launched liquid detergent Black Magic, which protects the colors of black and dark textiles in the wash. Thanks to the convincing performance of this product, we achieved leading market positions in this category in France, Spain and Austria. Since the end of 2001, Black Magic has also been available in Italy, so concluding the European rollout.

The fabric softeners business maintained the high sales level of the preceding year. We were able to further boost sales through market launches involving fragrance bags and products designed to make ironing easier. The brand Minidou in France was completely overhauled.

The Svit brand introduced in fiscal 2000 did not find acceptance in the category of dry-cleaning in the tumbler. Effective as of the end of 2001 we consequently dissolved the US joint venture with the Dial company, which had been focusing on this segment (Custom Cleaner).

Sales of laundry additives remained at the level of the previous year. We were able to increase sales in countries in which we already enjoy good market positions – particularly Germany and Spain.

Dishwashing and Cleaning Detergents

We succeeded in further increasing sales in dishwashing and cleaning detergents. During the year under review, we significantly expanded our leading market positions in automatic and hand dishwashing products.

In the automatic dishwashing detergents category, the new Somat 3 in 1 (cleaning agent with integrated rinse aid and salt) set a further milestone, building on the previous success of the 2 in 1 detergent tabs. Numerous consumer tests and the German consumer watchdog Stiftung Warentest confirmed the superior quality of the product. We were therefore able to increase our Somat market shares in Germany and France, and to reach the position of number two in Italy. Encouraged by these successes, we have now entered the British market as well.

In the case of our all-purpose cleaners, we complemented our 2-phase liquid products introduced in Italy and Greece during the previous year with new lines positioned for hygienic cleanliness. In addition, the introduction of a new chlorinated spray product has further expanded our dominant position in the Spanish market for chlorinated cleaners.

In the specialty cleaner category, we were able to significantly strengthen our position in respect of toilet cleaners through the introduction of a number of innovative products. However, this business continues to be exposed to heavy competitive pressures.

In the glass cleaner segment, we have achieved a broader business base at the international level thanks to successful launches in Central and Eastern Europe, and also Portugal.

In order to optimize our European production structures, two factories were closed in Finland.


Share of Group sales: 23%
Sales in million euros:
2,370
2,515
2,574
2,835
3,082
1997
1998
1999
2000
2001

Outlook

We expect fiscal 2002 to be characterized by a significant softening of global market growth. However, our target is to outstrip our markets by achieving growth rates of between 3 and 4 percent. We intend to further consolidate our market leadership in continental Europe with product innovations, and to further expand our positions in other regions. In particular, we shall continue to focus on our cost structures, which we intend to optimize. In the growth regions outside Europe, we are concentrating on penetrating our markets with Persil and on entering new market segments. As a result of these measures, we are expecting a rise in operating profit in the high single-digit percentage range.

GEL
Fa
Dermo testado
24 h
DEO GEL
ANTI-TRANSPIRANTE

CONSEILS BEAU
NOUVEAU
DIADERMINE
LIFT+
HYDRATANT
SOIN DE JOUR
ANTI-RIDES RETENSEUR
HYDRATATION INTENSE
Activateur de Collagène
Actifs Hydratants



osis+
fibre gum
Schwarzkopf
GLISS KUR
ERKENNT DIE HAARSTRUKTUR
SCHUTZ VOR MIKROSCHÄDEN

Innovations bring growth.

The Cosmetics/Toiletries business again performed well in the year under review. We have grown stronger through innovation, portfolio extensions and not least through our entry into further national markets. Following the takeover of Yamahatsu, our Japanese activities are now pooled within the new Henkel Lion Corporation.


Fa

Successful brand-name products

Schwarzkopf & Henkel sales performance was again significantly boosted by Hair Cosmetics. Innovative colorants were at the forefront of our successes. In Germany and Austria, we launched Vision onto the premium segment of the colorants market. Vision promises a professional coloration result for the home user. We opened up a new product category through the introduction of an innovative color freshener within the Poly series. In the hair care segment, we strengthened the Schauma brand with new products in the form of shampoos, rinses and treatments. The Gliss Kur series, extended by care lines for fine and normal hair, was able to expand its market position in relation to treatments and rinses. A particularly significant step in the styling segment was the introduction of Taft in Scandinavia. Thanks to new product variants, the brand was able to increase its share of the core German market and consolidate its leading position.

The introduction of the Fa Wellness System care series constituted the focus of our activities in the Toiletries segment. The care system consists of shower gels and body lotions that engender a feeling of physical wellbeing. Fa was able to underpin its position as the number two brand in the European market for body care products.

We also expanded our market position in the European skin care segment. Diadermine holds a solid position as the third largest facial care brand in Europe. The care product series Aok was relaunched with a complete redesign and with new product variants. Innovations also drove our oral care products business – the formulation of Theramed was improved, and in the most important countries of Europe we are also now offering Theramed in a new type of tube dispenser. Our fragrances business performed exceptionally well, thanks in particular to the successful upward trend being enjoyed by our Italian brands.

Regional market positions strengthened and expanded

Our German business recorded a rise in sales, to which Hair Cosmetics and Toiletries were significant contributors.

We also achieved sales revenue increases in other European countries. Business in Russia in particular showed above-average performance. There, Schauma and Taft are the market leaders and Fa has also now assumed a position among the foremost brands. On the other hand, sales performance in France and Scandinavia did not quite meet our expectations. In Turkey and Israel, the prevailing political and economic crises had a negative effect on our businesses.

Product groups

Toilet soaps; bath and shower products; deodorants; skin creams; skincare products; dental care and oral hygiene products; hair shampoos and conditioners; hair colorants; hairstyling and permanent wave products; perfumes and fragrances; hair salon products.

In North America, our focus has been on hair care products. Our brands L.A. Looks and Dep performed well and occupy leading positions in the styling market segment. We likewise realized good sales figures in Latin America, particularly in Colombia, Peru, Ecuador and in the countries of Central America. The relaunch of the colorant brand Igora Vital in Venezuela was very successful; in addition, Fa has established itself there as a brand with considerable potential for growth.

In the Asia-Pacific region, we were able to increase sales as compared with the previous year in spite of the slight softening of the Japanese and Australian currencies. The Henkel Lion Corporation newly founded in the first quarter of 2001 restructured our businesses in Japan and revised the colorants portfolio for that market. The emphasis here lay on the local brands Paon and Freshlight. In India, the local brand Margo performed exceptionally well. We extended the offering through the introduction of Margo Cream and Margo Lotion. In Australia, we have revised the Extra Care brand. The new brand Live Permanent has strengthened our position in the colorants market there. Business in China during the year under review was beset with difficulties.

Salon business on course for further growth



Our salon business continued to make good progress on the sales front. We achieved gratifying growth rates in Russia, Benelux and Great Britain and also the national markets served by our Central Eastern Europe management holding company. Our market activities focused on the brands Igora Royal, Bonacure and Osis. The product family under the Igora Royal umbrella was augmented through the introduction of Igora Personality, a colorant range with graduated gray coverage and improved shades. Under the Bonacure brand, we launched the Smooth Express rinse and care series onto the market. This eliminates the need for working-in time and is being marketed in a completely new packaging. In the case of Osis, the emphasis lay on the ongoing international rollout with market launches taking place in further countries.


Share of Group sales: 16%
Sales in million euros
1,520
1,705
1,814
2,029
2,085
1997
1998
1999
2000
2001

Outlook

We expect growth in the cosmetics market worldwide to remain satisfactory. Our goal is an increase in sales of 7 percent.

We intend to further strengthen our core competence of hair cosmetics in Europe and to extend our market position in this segment. The steady further development of our international brands remains one of our priorities. Cost management will continue to be a major feature through 2002. We plan to achieve an increase in operating profit in the high single-digit percentage range.


Power Tape
NEU
Henkel
MIT DER QUALITÄT VON HENKEL
Extra stark & Wasserfest
Power Tape
• Befestigt - Dichtet - Repariert
• 1000 und mehr Anwendungen
• Innen und Außen


BAUTECHNIK
Ceresit
Ceramit
CM 18
EasyFlex


Henkel Con la qualità Henkel
Pattex
ASSEMBLER
Henkel


Henkel MIT DER QUALITÄT VON HENKEL
Metylan
spezial
Henkel

Adhesives affected by regional market weaknesses.

Sales at Consumer and Craftsmen Adhesives for fiscal 2001 remained at the level of the previous year. Developments in the individual regions varied considerably. We have introduced measures designed to improve short-term earnings and secure long-term growth. Our position as world market leader remains unchallenged. We are concentrating our business on internationally strong brands.

New organizational framework

Our branded adhesives are distributed via our own organizational structures in more than 60 countries. From 2002, the business is to be managed in the form of an independent business sector. This will provide a good basis for efficient market development. We emphasize the brand character of our products and this will also be effectively communicated by the new organization. We expect the close relationship that exists with our other brand-name product businesses to bring significant momentum and tangible synergy effects for ongoing commercial development. The close technological relationships with our industrial and engineering adhesives will remain in place. These latter product segments now belong to the Henkel Technologies business sector.

Widely differing regional developments

The German business continued to suffer from the persistently low level of activity in the construction sector. The significant downturn in dwelling construction in particular had negative consequences for product sales in the craftsmen adhesives and do-it-yourself segments.

In the other countries of Europe, business performance was considerably better – this applies particularly to Great Britain and the countries of Southern Europe. The clear upward trend in our Eastern European business activities continued with double-digit growth rates; in Russia and in the Ukraine, our expectations were significantly exceeded.

The ongoing economic difficulties in Turkey had a negative influence on our activities there.



In absolute terms, North America exhibited the largest level of regional growth in fiscal 2001, with all the major product groups contributing. Business performance within Latin America varied considerably: a very positive trend in Mexico, for example, was offset by significant problems in Brazil. Aside from the dramatic fall in the value of the local currency, large quantities of product forgeries of our cyanoacrylate superglue came to light. We are, however, convinced that we have now solved the latter problem.

Influenced by the difficult market situation in Japan, business in the Asian region stagnated.

We have already instituted the appropriate measures for the crisis countries, and loss-making activities have been discontinued. These restructuring instruments will improve the earning power of the businesses concerned in the short term and secure their commercial viability in the long term.

Product groups

Wallpaper pastes; ceiling, wall covering and tile adhesives; home decoration products; sealants; polyurethane foam fillers; cyanoacrylates; contact adhesives; wood glues; assembly adhesives; PVC pipe adhesives; flooring adhesives; building adhesives; coatings; roofing products; glue sticks; glue rollers; correction rollers; adhesive tapes.

Strong, international brands as the backbone of our business

In the year under review we took the decision to reduce our brands portfolio so as to enable us to concentrate on a few, internationally strong lines. Brands with no more than local importance are to be transferred to international brands or, where appropriate, sold. We have also further consolidated and expanded the position of our major brands with a series of innovations and portfolio enhancements.

Our cyanoacrylate superglue line, marketed under the Loctite brand, has been augmented through the incorporation of a new product which offers the advantages of maximum ease of use and application precision. This has provided us with a unique position on the marketplace and, through Loctite, we enjoy the position of global market leader.

From the Pritt product family, our world-leading brand for gluing and correcting applications, we are now offering a new line in the form of Pritt "mark it" rollers. These enable texts to be highlighted by dry-marking. Compared with conventional liquid-based text markers, therefore, the primary advantage of the new rollers lies in their greater convenience of use.

We introduced our adhesive tape range, marketed under the brand name Duck, to further selected countries during the past year. We are currently driving forward our Power Tape concept in order to achieve greater penetration in Europe with the Duck brand of adhesive tapes. Duck Power Tape is a fabric-reinforced multi-purpose adhesive tape capable of withstanding even quite extreme loading.

We have also expanded the range of our high-strength contact adhesives marketed under the brand name Pattex, by incorporating new, high-performance and user-friendly products. In the field of assembly adhesives, the fastest growing segment, we have succeeded in setting new standards in bonding strength. Also new is Pattex Power Knete, a multi-functional epoxy resin compound. This can be used for bonding, assembling, repairing, filling, sealing and reconstructing virtually all types of material. With a new adhesive spray under the brand name Pattex, we were able to achieve – just a few weeks after the market launch in Germany – a leading position in the category concerned.

Wall covering adhesives as a central component of our home decoration products portfolio constitute a core business at Henkel. Metylan is an international brand with which we occupy the position of world market leader in wallpaper pastes. Now, with a newly developed generation of paste products in this category, we intend to strengthen our unique position on the marketplace.

In the tile adhesives sector, we also now offer a universally applicable product type that weighs less and is easier to apply than more conventional compounds. Following a successful launch in the German market, we are now also introducing the product into other countries.

With a new adhesive for parquet and laminate flooring from the Thomsit range, we have succeeded in combining the functions of bonding and noise insulation in one product.

Through innovation, we are expanding Tangit into our umbrella brand for pipe-assembly and pipe-laying products. In 2001 we introduced an innovative thread-sealing product into several countries in the form of Tangit Unilock.

Effective October 1, 2001, we took over the business of Kertscher Bauchemie, Paderborn, Germany. This has enabled us to close a technological gap in the building sealing products sector. We are currently in the process of merging the acquired know-how with our existing range of building adhesives. As a result of this purchase, interesting growth prospects are opening up for us both at home and abroad.


Share of Group sales: 10%
Sales in million euros
956
1,132
1,188
1,290
1,275
1997
1998
1999
2000
2001

Outlook

We regard the short and medium-term prospects for our branded adhesives business as encouraging. All the indicators appear to point to a recovery of the markets in Europe, and Germany in particular. With the additional support of new product initiatives, we expect growth in the region of 4 percent. We intend to launch these new products quickly and over a wide international base. Decreasing raw material costs will relieve the pressure on us on the cost side. The initiated restructuring measures will also add momentum to the upturn. We are basing our planning on a forecast double-digit percentage increase in operating profit. And we are examining the possibilities of strategic and/or complementary acquisitions in order to close gaps in our product portfolio and strengthen our regional presence.


LIOFOL UK 3640
Henkel
Teroson
Terostat VII
10 m
Teroson
Terostat
LOCTITE
243
THREADLOCKER
Cat No 18935
• Medium strength
• Vibration proof
Henkel Technologies
Surface Technologies
P3-neutracare 400

Strong positions maintained under difficult market conditions.

A new organizational structure has been in place since the start of 2002. We have incorporated our products for industrial applications from our Industrial Adhesives, Engineering Adhesives and Surface Technologies units within the Henkel Technologies business sector. This reorganization will enable us to accommodate customer requirements to even better effect; it will improve our efficiency and further strengthen our position vis-à-vis the competition.

Industrial Adhesives

Numerous innovations contributed to the achievement of above-average growth in the year under review. However, our margins came under heavy pressure due to substantially increased raw material prices. In addition, the currency problems being encountered in Turkey and South America placed a burden on our operating profit.
The granulation of reactive polyurethane adhesives can be regarded as a major technological milestone. The introduction of the fourth generation of solvent-free laminating adhesives under the Liofol brand has also consolidated our position as technological leader. In the labeling sector, we have developed a range of synthetic adhesives for glass and PET plastic bottles that are marketed under the name Optal L. With new, higher-performance Euromelt products, we have enhanced our capability to meet increasing PET recycling requirements.

We have further consolidated our leading market position in Europe. Good business performances in Southeast Europe and in the CIS states also contributed to this development. Owing to brisk demand, we have taken a further production line on stream in Düsseldorf for the manufacture of reactive polyurethane adhesives.

Running counter to the market trend, our sales in North America increased. An integrated production facility for the manufacture of polyester raw materials and polyurethane adhesives began operations in the USA in the fall.

At the turn of the year, we acquired the shares owned by the company Lord in the


243

Liofol Company, USA, and in Liofol Limitada, Brazil. This step strengthens our business with laminating adhesives for flexible packagings.

Engineering Adhesives (Loctite)

The worldwide slump in the electronics industry and the cyclical downturn in the automotive industry in the USA adversely affected our engineering adhesives business. While we can be satisfied that we did not lose any market shares, the downturn in demand since spring 2001 was further exacerbated by high inventories being held over from the previous year by our customers in the electronics and automotive sectors. This resulted in a lack of capacity utilization, especially in electronics production. As a countermeasure, integration of our acquisitions Dexter and Multicore was accelerated. This went hand-in-hand with extensive rationalization measures such as the closure of several production sites in the USA.

Conversely, our business with automobile manufacturers in Europe developed positively in the year under review. Overall, sales rose by 7 percent, although this was attributable to the specialty polymers business acquired from Dexter toward the end of 2000.

Last year, we merged our businesses acquired in the electronics sector (Dexter, Multicore, Power Devices) within a single globally active business unit. At the same time, we launched the engineering adhesives from the Dexter range, which had previously only been marketed in America, onto the European and Asian markets. The new sealing cord for threaded pipe connectors marketed under the product designation Loctite 55 was very well received by the European market. Encouraged by this success, we also introduced the product in Asia and in North and South America. In March last year, we opened a technology center for Loctite products in Detroit, which will accentuate our competence in the US automotive sector to even greater effect. A new distribution center for Loctite products in Louisville, Kentucky, provides for significant time saving in shipments destined for our customers in the region.

Product groups

Industrial Adhesives and Sealants:
Bookbinding adhesives; labeling and packaging adhesives; laminating adhesives; rubber-to-metal bonding agents; pressure-sensitive adhesives; wood adhesives; hygiene product adhesives; double-glazing sealants; cable insulating compounds and sealants; structural adhesives and sealants; shoe adhesives; cigarette adhesives.

Engineering Adhesives:
Reactive adhesives; high-performance sealants; sealing systems; assembly adhesives.

Surface Technologies:
Products and application systems for the chemical surface treatment of metals and metal substitutes; lubricants; cleaning products; corrosion inhibitors; products for conversion processing and for the treatment of cooling, process and wastewater; process control and metering equipment; CFC substitutes for cleaning applications. Specialty products for the automotive industry: polyurethane adhesives and elastomer sealants, epoxide structural adhesives, PVC and polyacrylate plastisols, dispersion adhesives, hotmelt adhesives and corrosion protection waxes.

Surface Technologies

In the Surface Technologies unit, we achieved an increase in sales of 7 percent in the year under review. Development in the individual regions and market segments was, however, highly heterogeneous. The growth in sales is attributable to our acquisitions (Atofina and Vagnone & Boeri) plus good increases in sales in Germany and China. In addition, the Automotive business performed well in Benelux, as did the Industry business in Central and Eastern Europe.

In North America, the cyclical downturn and, particularly, decreasing sales figures of the automobile manufacturers meant that our own sales were significantly below the level of the previous year. We also registered sales decreases in Turkey, the Mercosul region and in Japan owing to their various economic difficulties.

We have responded to the negative developments in our markets by introducing a raft of measures to increase efficiency and keep costs under control. We successfully concluded the integration of the acquired metal treatment operations; however, owing to the difficult economic situation, the businesses concerned did not develop as well as expected.

Last year, innovations again made a major contribution to our business success. In the Automotive business unit, the emphasis lay on process and system solutions for the optimization of paint lines and for monitoring heavy metals in effluent (nanofiltration). Our product Terokal, a structural adhesive which stiffens the car body and thus increases impact protection, had a good start in the USA. Terocore, also designed to render car bodies more rigid, was similarly well received in the major automobile factories of Korea. In the Industry business unit, we have established a stable base for our future success with the corrosion inhibitor Gardac and new organic coatings such as Granocoat and Passerite 300.


Share of Group sales: 22%
Sales in million euros
2,044
2,111
2,201
2,678
2,828
1997
1998
1999
2000
2001

Outlook

In fiscal 2002 – its first year of operation – the new business sector Henkel Technologies should provide convincing evidence of our increased efficiency following the merger of our industrial businesses. We are planning to increase sales by 5 percent. Each business unit intends to optimize its processes and enter the competitive fray with numerous innovations. However, we do not expect any economic recovery in our main customer industries until the second half of the year.

We are looking to achieve double-digit growth in operating profit as the cost savings introduced become fully effective.

Henkel Group: Consolidated Statement of Income

		Notes	2000 mill. euros	2001 mill. euros
100%	**Sales**	(1)	12,779	13,060
	Cost of sales	(2)	– 6,999	– 7,264
	Gross profit		5,780	5,796
	Marketing, selling and distribution costs	(3)	– 3,604	– 3,695
	Research and development costs	(4)	– 320	– 343
	Administrative expenses	(5)	– 748	– 768
	Other operating income	(6)	214	246
	Other operating charges	(7)	– 89	– 96
	Amortization of goodwill	(8)	– 183	– 183
	Restructuring costs	(9)	– 100	– 72
	Exceptional items:	(10)		
	Gain from sale of Cognis business before deduction of Cognis earnings attributable to purchaser		–	545
	Gain from sale of stake in Henkel-Ecolab joint venture		–	358
	Costs of special restructuring program		–	– 327
	Exceptional write-down of goodwill		–	– 251
(7.4%) 9.3%	**Operating profit (EBIT)**		950	1,210
	Net income from associated companies		156	124
	Net result from other participations		11	29
	Net interest expense		– 301	– 304
(-1.0%) – 1.2%	**Financial items**	(11)	– 134	– 151
	Earnings before tax		816	1,059
(-2.4%) – 3.3%	**Taxes on income**	(12)	– 311	– 431
	Earnings after tax before deduction of Cognis earnings		505	628
– 0.7%	Cognis earnings attributable to purchaser		–	– 87
(4.0%) 4.1%	**Net earnings**		505	541
(2000 figures in brackets)	Minority interests	(13)	– 37	– 39
	Earnings after minority interests		468	502
	Allocation to revenue reserves		– 311	– 346
	Unappropriated profit		157	156

Key ratios

	2000	2001
Interest coverage ratio 1 (EBITDA ÷ net interest expense excl. interest element of pension provisions)	8.5	8.4[1]
Interest coverage ratio 2 (EBITDA ÷ net interest expense incl. interest element of pension provisions)	5.4	5.1[1]
Liability coverage ratio 1 (borrowings ÷ EBITDA)	1.82	1.12[1]
Liability coverage ratio 2 (total of borrowings and pension provisions ÷ EBITDA)	3.05	2.63[1]
Earnings per share in euros – ordinary shares	3.20	3.45
– preferred shares	3.25	3.50

[1] excluding exceptional items

Henkel Group: Consolidated Balance Sheet (figures in million euros)

Assets

		Notes	December 31, 2000	December 31, 2001
	Intangible assets	(14)	2,602	2,045
	Property, plant and equipment	(15)	2,771	1,823
	– Shares in associated companies		799	1,001
	– Other investments		123	123
	– Long-term loans		–	498
	Financial assets	(16)	922	1,622
(55.3%) **58.6%**	**Fixed assets**		**6,295**	**5,490**
	Inventories	(17)	1,711	1,081
	Trade accounts receivable	(18)	2,302	1,591
	Other receivables and miscellaneous assets	(19)	622	467
	Liquid funds/Marketable securities	(20)	155	421
(42.1%) **38.0%**	**Current assets**		**4,790**	**3,560**
(2.6%) **3.4%**	**Deferred tax assets**	(21)	**297**	**315**
(2000 figures in brackets)	**Total assets**		**11,382**	**9,365**

Shareholders' Equity and Liabilities

		Notes	December 31, 2000	December 31, 2001
	Subscribed capital	(22)	374	374
	Capital reserve	(23)	652	652
	Revenue reserves	(24/25)	2,232	2,449
	Unappropriated profit		157	156[1]
	Reserves from application of IAS 39	(25)	–	13
	Currency translation difference	(26)	–192	–126
	Equity excluding minority interests		**3,223**	**3,518**
	Minority interests	(27)	277	86
(30.8%) **38.5%**	**Equity including minority interests**		**3,500**	**3,604**
	Provisions for pensions and similar obligations	(28)	1,984	1,641
	Other provisions	(29)	1,076	1,274
	Provisions for deferred tax liabilities	(30)	200	202
(28.6%) **33.3%**	**Provisions**		**3,260**	**3,117**
	Borrowings	(31)	2,963	1,210
	Trade accounts payable	(32)	1,117	937
	Other liabilities	(33)	542	497
(40.6%) **28.2%**	**Liabilities**		**4,622**	**2,644**
(2000 figures in brackets)	**Total equity and liabilities**		**11,382**	**9,365**

[1] total dividend payout proposed by Henkel KGaA for 2001 and unappropriated profit


€

	2000	2001
Equity ratio % (equity including minority interests ÷ total assets)	30.8	38.5
Gearing 1 (borrowings ÷ equity)	0.85	0.34
Gearing 2 (total of borrowings and pension provisions ÷ equity)	1.41	0.79

Henkel Group: Statement of Changes in Equity

(figures in million euros)

(see Notes 22-27)	Ordinary shares	Preferred shares	Capital reserve	Revenue reserves	Unappropriated profit	IAS 39 reserve	Translation difference	Total
At January 1, 2000	**222**	**152**	**652**	**2,028**	**131**	**–**	**– 237**	**2,948**
Earnings after minority interests	–	–	–	–	468	–	–	468
Allocation to reserves	–	–	–	311	– 311	–	–	–
Distributions	–	–	–	–	– 131	–	–	– 131
Buy-back of treasury shares	–	–	–	– 63	–	–	–	– 63
Changes recognized in equity	–	–	–	– 44	–	–	–	– 44
Exchange rate differences	–	–	–	–	–	–	45	45
At Dec. 31, 2000 / Jan. 1, 2001	**222**	**152**	**652**	**2,232**	**157**	**–**	**– 192**	**3,223**
Earnings after minority interests	–	–	–	–	502	–	–	502
Allocation to reserves	–	–	–	346	– 346	–	–	–
Distributions	–	–	–	–	– 157	–	–	– 157
Buy-back of treasury shares	–	–	–	– 57	–	–	–	– 57
Changes recognized in equity	–	–	–	– 72	–	13	–	– 59
Exchange rate differences	–	–	–	–	–	–	66	66
At Dec. 31, 2001	**222**	**152**	**652**	**2,449**	**156**	**13**	**– 126**	**3,518**

Henkel Group: Cash Flow Statement (figures in million euros)

(see Note 44)

	2000	2001
Operating profit / EBIT	**950**	**1,210**
Cognis earnings attributable to purchaser	–	– 87
Income taxes paid	– 404	– 330
Depreciation/write-ups of fixed assets (excl. financial assets)	673	991
Net gains from disposals of fixed assets (excl. financial assets)	– 60	– 1,001
Change in inventories	– 91	– 21
Change in receivables and miscellaneous assets	– 207	– 15
Change in liabilities and provisions	– 154	526
Cash flow from operating activities	**707**	**1,273**
Cash flow from investing activities/acquisitions[1]	**– 1,337**	**1,120**
Cash flow from financing activities[2]	**624**	**– 2,052**
Change in cash and cash equivalents	**– 6**	**341**
Effect of exchange rate changes on cash and cash equivalents	3	2
Change in cash and cash equivalents due to first-time consolidation or deconsolidation of companies	17	– 77
Change in liquid funds and marketable securities	**14**	**266**
Liquid funds and marketable securities at January 1	141	155
Liquid funds and marketable securities at December 31	155	421
[1] Capital expenditure on intangible assets	– 32	– 40
Capital expenditure on property, plant and equipment	– 465	– 534
Capital expenditure on financial assets/acquisitions	– 971	– 361
Proceeds from sale of businesses	–	1,873
Proceeds from disposals of fixed assets	131	182
Cash flow from investing activities/acquisitions	**– 1,337**	**1,120**
[2] Henkel KGaA dividends	– 131	– 157
Subsidiary company dividends (to other shareholders)	– 21	– 29
Interest and dividends received	144	141
Interest paid	– 250	– 293
Change in borrowings	935	– 1,670
Buy-back of treasury shares	– 63	– 57
Capital contributions by other shareholders	–	5
Other financing transactions	10	8
Cash flow from financing activities	**624**	**– 2,052**

Henkel Group: Segment Information (figures in million euros)

Business Sectors

	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Technologies	Corporate	Continuing operations	Businesses sold (Cognis)[1]	Businesses sold (Henkel-Ecolab)	Group[1]
Sales 2001	3,082	2,085	1,275	2,828	140	9,410	2,679	971	13,060
Change from previous year	8.7 %	2.8 %	– 1.1 %	5.6 %	– 1.4 %	4.9 %	– 6.6 %	3.8 %	2.2 %
Proportion of Group sales	23 %	16 %	10 %	22 %	1 %	72 %	21 %	7 %	100 %
Sales 2000	2,835	2,029	1,290	2,679	142	8,975	2,869	935	12,779
Operating profit before depreciation and amortization (EBITDA) 2001	367	256	176	331	621	1,751	315	135	2,201
Operating profit before depreciation and amortization (EBITDA) 2000	353	247	224	374	– 71	1,127	352	144	1,623
Change from previous year[2]	4.0 %	3.6 %	– 21.4 %	– 11.5 %	–	55.4 %	– 10.5 %	– 6.3 %	35.6 %
Return on sales (EBITDA) 2001	11.9 %	12.3 %	13.8 %	11.7 %	–	18.4 %	12.2 %	14.1 %	16.8 %
Return on sales (EBITDA) 2000	12.5 %	12.2 %	17.4 %	14.0 %	–	12.6 %	12.3 %	15.4 %	12.7 %
Operating profit before amortization of goodwill (EBITA) 2001	254	210	135	230	521	1,350	200	93	1,643
Operating profit before amortization of goodwill (EBITA) 2000	236	193	183	277	– 86	803	227	103	1,133
Change from previous year[2]	7.7 %	8.7 %	– 26.3 %	– 16.7 %	–	68.0 %	– 11.7 %	– 10.2 %	44.9 %
Return on sales (EBITA) 2001	8.2 %	10.1 %	10.6 %	8.2 %	–	14.3 %	7.5 %	9.6 %	12.6 %
Return on sales (EBITA) 2000	8.3 %	9.5 %	14.2 %	10.3 %	–	8.9 %	7.9 %	11.0 %	8.9 %
Operating profit (EBIT) 2001	243	166	110	138	270[4]	927	194	89	1,210
Operating profit (EBIT) 2000	215	148	159	193	– 85	630	220	100	950
Change from previous year[2]	12.9 %	12.0 %	– 30.6 %	– 28.5 %	–	47.1 %	– 11.7 %	– 10.9 %	27.4 %
Return on sales (EBIT) 2001	7.9 %	8.0 %	8.6 %	4.9 %	–	9.9 %	7.2 %	9.2 %	9.3 %
Return on sales (EBIT) 2000	7.6 %	7.3 %	12.3 %	7.2 %	–	7.0 %	7.7 %	10.7 %	7.4 %
Return on capital employed (ROCE) 2001[3]	24.5 %	17.4 %	15.7 %	8.1 %	–	21.7 %	12.6 %	26.0 %	20.1 %
Return on capital employed (ROCE) 2000[3]	28.5 %	16.1 %	21.7 %	11.2 %	–	14.2 %	13.4 %	30.8 %	14.8 %
Capital employed 2001	1,037	1,204	860	2,869	264	6,234	1,592	358	8,184
Capital employed 2000	828	1,201	844	2,467	321	5,661	1,681	338	7,680
Change from previous year	25.3 %	0.3 %	1.9 %	16.3 %	– 17.9 %	10.1 %	– 5.3 %	5.8 %	6.6 %
Capital expenditure (excl. financial assets) 2001	165	57	91	153	15	481	165	47	693
Capital expenditure (excl. financial assets) 2000	337	124	47	610	13	1,131	137	47	1,315
Operating assets 2001	1,688	1,484	999	3,112	345	7,628	2,023	590	10,241
Operating liabilities 2001	696	497	256	627	81	2,157	459	249	2,865
Net operating assets employed 2001	992	987	743	2,485	264	5,471	1,564	341	7,376
Operating assets 2000	1,475	1,501	1,023	2,755	475	7,229	2,178	541	9,948
Operating liabilities 2000	670	488	261	581	154	2,154	521	215	2,890
Net operating assets employed 2000	805	1,013	762	2,174	321	5,075	1,657	326	7,058
Research and development costs (R&D) 2001	61	31	15	115	33	255	68	20	343
R&D as % of sales 2001	2.0 %	1.5 %	1.1 %	4.1 %	–	2.7 %	2.5 %	2.0 %	2.6 %
Research and development costs (R&D) 2000	61	31	14	98	29	233	68	19	320
R&D as % of sales 2000	2.2 %	1.5 %	1.1 %	3.7 %	–	2.6 %	2.4 %	2.0 %	2.5 %

[1] Cognis included for 11 months in 2001

[2] changes from previous year on the basis of figures in thousand euros

[3] EBITA as % of capital employed (net operating assets incl. goodwill at cost instead of at book values)

[4] including exceptional write-downs of goodwill: Laundry & Home Care 24 million euros, Cosmetics/Toiletries 62 million euros, Consumer and Craftsmen Adhesives 32 million euros and Henkel Technologies 133 million euros

Henkel Group: Segment Information (figures in million euros)

Regions

	Germany	Europe (excl. Germany)/ Africa/Middle East	North America (USA, Canada)	Latin America	Asia-Pacific	Continuing operations	Businesses sold[1]	Group[1]
Sales by location of companies 2001	2,145	4,636	1,388	487	754	9,410	3,650	13,060
Change from previous year[2]	0 %	5.7 %	7.2 %	22.6 %	0.5 %	4.9 %	– 4.1 %	2.2 %
Proportion of Group sales[4]	23 %	49 %	15 %	5 %	8 %	72 %	28 %	100 %
Sales by location of companies 2000	2,145	4,387	1,295	398	750	8,975	3,804	12,779
Sales by location of markets 2001	1,922	4,613	1,354	512	1,009	9,410	3,650	13,060
Change from previous year[2]	– 0.3 %	5.4 %	4.6 %	25.2 %	4.5 %	4.9 %	– 4.1 %	2.2 %
Proportion of Group sales[4]	21 %	49 %	14 %	5 %	11 %	72 %	28 %	100 %
Sales by location of markets 2000	1,927	4,378	1,295	409	966	8,975	3,804	12,779
Operating profit before depreciation and amortization (EBITDA) 2001[5]	1,307	379	91	18	– 44	1,751	450	2,201
Operating profit before depreciation and amortization (EBITDA) 2000	377	552	123	40	35	1,127	496	1,623
Change from previous year[2]	–	– 31.3 %	– 26.0 %	– 55.0 %	–	55.4 %	– 9.3 %	35.6 %
Return on sales (EBITDA) 2001	60.9 %	8.2 %	6.6 %	3.7 %	–	18.4 %	12.3 %	16.8 %
Return on sales (EBITDA) 2000	17.6 %	12.6 %	9.5 %	10.1 %	4.7 %	12.6 %	13.0 %	12.7 %
Operating profit before amortization of goodwill (EBITA) 2001[5]	1,160	254	18	– 1	– 81	1,350	293	1,643
Operating profit before amortization of goodwill (EBITA) 2000	239	442	86	26	10	803	330	1,133
Change from previous year[2]	–	– 42.6 %	– 79.4 %	–	–	68.0 %	– 11.2 %	44.9 %
Return on sales (EBITA) 2001	54.1 %	5.5 %	1.3 %	–	–	14.3 %	8.0 %	12.6 %
Return on sales (EBITA) 2000	11.2 %	10.1 %	6.7 %	6.6 %	1.3 %	8.9 %	8.7 %	8.9 %
Operating profit (EBIT) 2001[5]	1,121	125	– 113	– 36	– 170	927	283	1,210
Operating profit (EBIT) 2000	207	388	31	16	– 12	630	320	950
Change from previous year[2]	–	– 65.1 %	–	–	–	47.1 %	– 11.5 %	27.4 %
Return on sales (EBIT) 2001	52.3 %	2.7 %	–	–	–	9.8 %	7.8 %	9.3 %
Return on sales (EBIT) 2000	9.6 %	8.8 %	2.4 %	4.1 %	–	7.0 %	8.4 %	7.4 %
Return on capital employed (ROCE) 2001[3]	82.7 %	11.5 %	1.1 %	–	–	21.6 %	15.0 %	20.1 %
Return on capital employed (ROCE) 2000[3]	17.5 %	21.5 %	6.6 %	7.4 %	1.7 %	14.2 %	16.3 %	14.8 %
Capital employed 2001	1,404	2,200	1,613	486	531	6,234	1,950	8,184
Capital employed 2000	1,365	2,051	1,311	357	577	5,661	2,019	7,680
Change from previous year	2.8 %	7.2 %	23.0 %	36.4 %	– 8.0 %	10.1 %	– 3.4 %	6.6 %
Capital expenditure (excl. financial assets) 2001	150	191	56	44	40	481	212	693
Capital expenditure (excl. financial assets) 2000	130	261	438	152	150	1,131	184	1,315
Operating assets 2001	1,690	3,048	1,656	534	700	7,628	2,613	10,241
Operating liabilities 2001	450	1,141	256	93	217	2,157	708	2,865
Net operating assets employed 2001	1,240	1,907	1,400	441	483	5,471	1,905	7,376
Operating assets 2000	1,688	3,016	1,386	411	728	7,229	2,719	9,948
Operating liabilities 2000	456	1,196	228	81	193	2,154	736	2,890
Net operating assets employed 2000	1,232	1,820	1,158	330	535	5,075	1,983	7,058

[1] Cognis included for 11 months in 2001 · [2] changes from previous year on the basis of figures in thousand euros
[3] EBITA as % of capital employed (net operating assets incl. goodwill at cost instead of at book values)
[4] percentage shares based on continuing operations · [5] including exceptional items

Changes in fixed assets (figures in million euros)

Cost	Intangible assets	Property, plant and equipment	Financial assets	Total
At January 1, 2000	**2,971**	**6,846**	**791**	**10,608**
Changes in the Group/acquisitions	669	345	– 21	993
Additions	32	465	112	609
Disposals	54	353	3	410
Reclassifications	–	–	–	–
Translation differences	69	83	46	198
At Dec. 31, 2000 / Jan. 1, 2001	**3,687**	**7,386**	**925**	**11,998**
Changes in the Group/acquisitions	– 145	– 2,944	– 12	– 3,101
Additions	40	534	731	1,305
Disposals	382	275	49	706
Reclassifications	3	– 2	– 1	–
Translation differences	66	49	34	149
At December 31, 2001	**3,269**	**4,748**	**1,628**	**9,645**

Accumulated depreciation	Intangible assets	Property, plant and equipment	Financial assets	Total
At January 1, 2000	860	**4,240**	4	**5,104**
Changes in the Group/acquisitions	8	188	– 2	194
Write-ups	–	1	–	1
Depreciation and amortization	242	432	1	675
Disposals	49	294	–	343
Reclassifications	–	–	–	–
Translation differences	24	50	–	74
At Dec. 31, 2000 / Jan. 1, 2001	**1,085**	**4,615**	**3**	**5,703**
Changes in the Group/acquisitions	– 44	– 1,961	1	– 2,004
Write-ups	–	2	–	2
Depreciation and amortization	512	481	2	995
Disposals	371	226	–	597
Reclassifications	–	–	–	–
Translation differences	42	18	–	60
At December 31, 2001	**1,224**	**2,925**	**6**	**4,155**
Fixed assets (net) at December 31, 2001	**2,045**	**1,823**	**1,622**	**5,490**
Fixed assets (net) at December 31, 2000	**2,602**	**2,771**	**922**	**6,295**
Depreciation and amortization in 2001: Scheduled	240	409	–	649
Exceptional	272	72	2	346
	512	**481**	**2**	**995**
Depreciation and amortization in 2000: Scheduled	232	407	–	639
Exceptional	10	25	1	36
	242	**432**	**1**	**675**

Henkel Group: Notes to the Financial Statements

(figures in million euros, rounded up or down as appropriate, unless stated otherwise)

General information

The consolidated financial statements of Henkel KGaA have been drawn up in accordance with the requirements of the International Accounting Standards Board (IASB), London.

With regard to compliance with the International Accounting Standards (IAS) issued by the International Accounting Standards Committee (the Board's predecessor), which are still in force, all the Standards have been observed which are compulsory as of December 31, 2001, unless otherwise indicated in the Notes to the consolidated financial statements of Henkel KGaA or in the Auditors' Report.

The financial statements of companies included in the consolidation have been audited by members of the KPMG organization or by other independent firms of auditors instructed accordingly. The financial statements are all drawn up at the same accounting date as those of Henkel KGaA. Financial statements for the Cognis sub-groups and Henkel-Ecolab joint venture businesses sold were drawn up as of November 30, 2001.

In order to improve the clarity and informative value of the financial statements, certain items have been combined in the balance sheet or in the statement of income and shown separately in the Notes. The following items are shown separately in the statement of income because their impact is material:

- research and development costs
- amortization of goodwill
- restructuring costs
- exceptional items.

In the segment information tables the comparative figures for the previous year have been brought into line with the new structure described in the Management Report. This gives a better picture of the net assets, financial position and results of operations of the newly structured segments and of the Group.

Companies included in the consolidation

There have been significant changes in the composition of the Group during 2001 compared with the previous year.

Cognis

The chemicals business (Cognis) carved out in 1999, including all companies in the Cognis Group, has been sold as at the close of business on November 30, 2001, to a group of investors comprising Permira, GS Capital Partners and Schroder Ventures Life Sciences. As a result of this disposal a total of 41 companies have left the Henkel Group as of November 30, 2001, and are no longer included in the consolidation. Until November 30, 2001, Cognis was an independent operation ("Chemical Products") as part of the Henkel Group.

The enterprise value for the Cognis group was 2,500 million euros. Net of certain liabilities, provisions and other deductions, the selling price came to 1,396 million euros. After deducting the equity capital of the Cognis group amounting to 838 million euros (including 87 million euros representing the proportion of net earnings attributable to purchaser) and transaction costs and taxes amounting to 150 million euros, the net gain on sale came to 308 million euros.

This calculation of the gain on sale does not include items of goodwill written off against revenue reserves in 1986 in accordance with the regulations of the German Commercial Code, which would by now have a residual value of around 200 million euros. To help finance the transaction Henkel KGaA advanced a loan of 350 million euros to the purchaser in the form of a so-called vendor note with a maximum redemption period of 10 years. Interest on the loan is payable at 7 percent per annum for the first three years and thereafter at an annual 16 percent. The vendor note is included in "long-term loans" under financial assets.

Henkel-Ecolab joint venture

The Henkel-Ecolab joint venture set up in partnership with Ecolab Inc., USA, in 1991 has been sold to Ecolab Inc. as at the close of business on November 30, 2001. Henkel-Ecolab is the market leader for cleaning and hygiene systems in Europe. Its range extends from cleaning products and sanitary cleansers to cleaning machines and services. Its customers include hotels, restaurants, hospitals, commercial laundries and companies in the food and drinks industry.

Effect of exceptional items on items in the statement of income

	Continuing operations		Businesses sold: Cognis		Businesses sold: Henkel-Ecolab JV		Exceptional items		Group	
	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001
Sales	8,975	9,410	2,869	2,679	935	971			12,779	13,060
Operating profit (EBIT) before disposals and before exceptional items	630	602	220	194	100	89			950	885
Gain from sale of Cognis business *before deduction of Cognis earnings* attributable to purchaser								545		545
Gain from sale of share in Henkel-Ecolab joint venture								358		358
Costs of special restructuring program								– 327		– 327
Exceptional write-down of goodwill								– 251		– 251
Operating profit (EBIT) after disposals and after exceptional items	630	602	220	194	100	89		325	950	1,210
Earnings before tax	562	500	162	157	92	77		325	816	1,059
Taxes on income *before disposals*	– 223	– 161	– 53	– 70	– 35	– 27			– 311	– 258
Taxes on disposals of Cognis and Henkel-Ecolab								– 226		– 226
Tax credit from the special restructuring program								53		53
Cognis earnings attributable to purchaser								– 87		– 87
Net earnings	339[1]	339[1]	109	87	57	50		65	505	541

[1] before reinvestment of proceeds received from the sale of businesses

The selling price was 484 million euros. The sale was coupled with an option giving Henkel the right to exchange its shares in the joint venture either for shares in Ecolab Inc. or for a cash payment by Ecolab Inc. Henkel KGaA opted for the cash payment and can acquire new shares in Ecolab Inc. in the market to take its interest in Ecolab Inc. to the maximum 35 percent stipulated under the terms of the stockholder agreement. After deducting the appropriate proportion of equity (121 million euros) and transaction costs, the EBIT figure has a net gain of 358 million euros. After deducting taxes of 76 million euros the net gain on sale amounts to 282 million euros.

Effect of the sale of Cognis and of the Henkel-Ecolab joint venture on items in the balance sheet

	Businesses sold: Cognis		Businesses sold: Henkel-Ecolab JV	
	2000	2001	2000	2001
Intangible assets	77	80	57	49
Property, plant and equipment	834	896	100	104
Financial assets	7	1	4	4
Fixed assets	**918**	**977**	**161**	**157**
Current assets	1,157	1,245	388	404
Deferred taxes	95	98	17	17
Total assets	**2,170**	**2,320**	**566**	**578**
Equity excluding minority interests	682	827	118	121
Minority interests	47	75	118	121
Equity including minority interests	**729**	**902**	**236**	**242**
Provisions	640	572	175	180
Liabilities	801	846	155	156
Total equity and liabilities	**2,170**	**2,320**	**566**	**578**

Effect of the sale of Cognis and of the Henkel-Ecolab joint venture on items in the cash flow statement

	Businesses sold: Cognis	Businesses sold: Henkel-Ecolab JV
	2001	2001
Cash flow from operating activities	184	71
Cash flow from investing activities	– 86	– 43
Cash flow from financing activities	– 53	– 31

Other changes in composition of the Group

Apart from Henkel KGaA and its branch operation in Genthin, the consolidated financial statements include 26 domestic and 259 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA.

The investments in The Clorox Company, Oakland, California, and Ecolab Inc., St. Paul, Minnesota (both in the USA) are accounted for by the equity method.

One domestic and 12 foreign companies have been included in the consolidated Group figures for the first time.

Important companies included in the consolidation for the first time

Name	Group shareholding %	Acquisition cost[1] mill. euros	Sales mill. euros	Number of employees	Business
Turco Technologies (from April 1)	100	74	100	122	Technologies
OAO Pemos (from January 1)[2]	51	19	31	919	Detergents

[1] purchase price including bank borrowings less liquid funds taken over
[2] From Dec. 1, 2001: 34 percent additionally acquired

Effect of companies included for the first time on items in the balance sheet

	2000	2001
Fixed assets	264	32
Current assets	371	30
Debt	375	27

The list of shareholdings owned by Henkel KGaA and by the Henkel Group is filed with the Commercial Register at the Municipal Court in Düsseldorf under number B 4724 and will also be on display at the Annual General Meeting.

Consolidation principles

Companies are included in the consolidation by setting off their book values against their assets and liabilities (the purchase method). Any differences remaining after making fair value adjustments to the assets and liabilities are shown as goodwill and amortized on a systematic basis.

The same procedure is adopted for investments accounted for by the equity method, any existing goodwill being included in the equity valuations of the companies concerned. The contribution which these companies make to earnings – including amortization of goodwill – is recognized in net income from participations in the consolidated statement of income.

Sales, income and expenses and all accounts receivable and payable between companies included in the consolidation are set off against each other. Intercompany profits on fixed assets or inventories supplied by other companies in the Group are eliminated for consolidation purposes. Intra-Group supplies are made on the basis of market or other transfer prices. Deferred taxation, calculated at the average rate of tax chargeable on profits of the Group, is accrued on consolidation procedures affecting net earnings.

Currency translation

The financial statements of companies included in the consolidation are translated into euros using the "functional currency" method outlined in IAS 21. As the functional currency is nearly always the local currency of the company concerned, assets and liabilities are translated at the mid rates ruling at the balance sheet date, income and expense items at average rates for the year. Differences compared with using year-end rates are taken to equity and shown separately as "Currency translation difference" without affecting earnings.

Companies in countries with high rates of inflation draw up their financial statements either in euros or in US dollars in order to eliminate the effects of inflation. The exchange adjustments are included in the determination of net earnings by the temporal method.

Foreign currency accounts receivable and payable in the Group have been translated at closing year-end rates of exchange. The following exchange rates have been used for currency translation purposes:

Unit of currency	ISO code	Average rate in euros		Closing rate in euros	
		2000	**2001**	2000	**2001**
1 British pound	GBP	1.65	1.61	1.6043	1.6420
100 Swiss francs	CHF	64.12	66.19	65.6986	67.4082
100,000 Turkish lira	TRL	0.17	0.09	0.1606	0.0784
1 Brazilian real	BRL	0.59	0.47	0.5520	0.4866
100 Japanese yen	JPY	1.00	0.92	0.9354	0.8628
100 Mexican pesos	MXN	11.41	11.93	11.2107	12.3658
1 US dollar	USD	1.08	1.12	1.0747	1.1334

Notes to the Statement of Income

(1) Sales

A breakdown of sales by business sector and geographical region compared with the previous year is shown in the tables on pages 42 and 43. The segment information is part of the Notes to the consolidated financial statements. Sales are recognized when the goods or services have been supplied and the risk transferred.

(2) Cost of sales

The manufacturing cost of products sold and the purchase cost of merchandise sold are shown under this heading.

In addition to the costs directly attributable such as materials, labor and energy costs, these also include overheads (including depreciation).

(3) Marketing, selling and distribution costs

These include the costs of the marketing organization, of distribution, advertising and market research, and of applications advisory services for customers, as well as amounts written off accounts receivable (2001: 41 million euros; 2000: 24 million euros).

(4) Research and development costs

This heading comprises the costs of research and of product and process development. Research as well as development costs are expensed in full as incurred, because the requirements for them to be capitalized set out in IAS 38 "Intangible Assets" are not met.

(5) Administrative expenses

This heading includes the personnel and non-personnel costs of the administration departments, and miscellaneous taxes.

(6) Other operating income

The increase in other operating income in 2001 is attributable in particular to gains from the sale of real estate and brand-name and trademark rights, and from the divestment of activities as part of the process of streamlining our business portfolio. The gains from the sale of Cognis and of the Henkel-Ecolab joint venture are shown separately as exceptional items.

Other operating revenue includes income not relating to the period under review, insurance payments, foreign exchange gains from operating activities, and refunds.

Other operating income

	2000	**2001**
Gains on disposal of fixed assets	60	98
Income from release of provisions	36	15
Income from release of bad debt reserves	4	6
Other operating revenue	114	127
	214	**246**

(7) Other operating charges

Other operating charges include amounts provided for services to be rendered to customers under guarantee and for the sake of customer goodwill, for leasehold payments, and for foreign exchange losses incurred in connection with operating activities. In the year under review and in the previous year the figures under this heading also include contributions to the compensation fund set up by German industry for the victims of forced labor.

(8) Amortization of goodwill

The increase in the amortization charge on goodwill is mainly due to acquisitions, but also to exchange rate movements. Exceptional write-downs were included under this heading in the previous year. The exceptional write-downs charged on goodwill in the year under review are shown under the heading "Exceptional items".

(9) Restructuring costs

This heading comprises the expense of early retirement schemes and of plant or business closures either already effected or approved and announced. The costs of the special restructuring program "Strong for the Future" are shown separately (see Note 10 on exceptional items).

(10) Exceptional items

The EBIT figure for 2001 has been materially affected by the following exceptional items:

- Sale of the Cognis business

Starting from the enterprise value of 2,500 million euros, a total of 1,104 million euros has to be deducted for commitments for pensions, health care and similar obligations taken over by the purchaser (565 million euros), for borrowings by Cognis companies from other companies in the Group (391 million euros), and for other reductions (148 million euros), giving a purchase price of 1,396 million euros for the equity. After deducting the balance sheet equity of 750 million euros (adjusted for the Cognis earnings attributable to purchaser of 87 million euros) and transaction costs amounting to 30 million euros together with miscellaneous selling expenses, the net effect on EBIT amounts to 545 million euros. The figure of 565 million euros for pensions, health care and similar obligations includes an amount of 139 million euros as follows:
Under an internal arrangement as part of the carve-out of the Chemical Products business sector with effect from January 1, 1999, the then Cognis Deutschland GmbH, Düsseldorf, undertook to indemnify Henkel KGaA in respect of obligations towards employees who had already retired prior to January 1, 1999, or had left the company's employment with vested future pension rights and had been engaged in the Chemical Products business sector. Following the sale of the Cognis group on November 30, 2001, this indemnification in respect of these obligations was taken over by Cognis Deutschland GmbH & Co. KG, Düsseldorf. The Henkel Group's obligations and the associated indemnification rights amounted to 139 million euros at December 31, 2001 and are classified as long-term loans in the balance sheet.

- Sale of share in the Henkel-Ecolab joint venture

The purchase price paid amounted to 484 million euros; the appropriate proportion of the equity (121 million euros) as well as transaction and other costs amounting to 5 million euros have to be deducted, leaving a net effect on EBIT of 358 million euros.

- Special restructuring program "Strong for the Future"

This program comprises a range of restructuring measures in the form of production plant closures, cutbacks in the workforce and exceptional write-downs. It is aimed at strengthening the competitiveness of the production, marketing and administration activities of the Henkel Group and involves total costs of 327 million euros.

- Review of goodwill

As part of a comprehensive review we have reassessed the recoverable amount of our purchased goodwill. Where there is evidence of impairment owing to changed conditions we have recognized an impairment loss. Recoverable amounts have been determined on the basis of estimated future cash flows. Goodwill written off as a result totaled 251 million euros.

(11) Financial items

Net income from participations

	2000	2001
Net income from associated companies	156	124

The 2001 figure includes special charges of 35 million euros (2000: 3 million euros) in connection with our participation in The Clorox Company. These figures represent Henkel's share of the cost of restructuring the First Brands acquisition (treated by Clorox as an extraordinary item in its own financial statements). Starting in fiscal 2002 (accounting period beginning July 1, 2001) Clorox has taken advantage of a new US GAAP regulation and is no longer amortizing goodwill. Under the equity method of valuation used by the Henkel Group, an amount of 6 million euros has been charged against earnings in respect of the proportion of amortization of goodwill attributable to our participation in the company.

Net result from other participations

	2000	2001
Income from participations		
in affiliated companies	–	1
in other companies	7	3
Income from profit and loss transfer agreements	1	1
Gains on disposal of financial assets and marketable securities	4	25
Write-downs on shares in affiliated and other companies and on marketable securities	–1	–1
	11	29

Net interest expense	2000	2001
Interest and similar income		
from affiliated companies	–	–
from others	16	20
Other financial income	21	38
Interest charges payable		
to affiliated companies	– 9	–
to others	– 184	– 181
Other financial charges	– 35	– 59
Write-downs on long-term loans	–	– 1
Interest element of amounts allocated to pension provisions	– 110	– 121
	– 301	**– 304**

Financial items	2000	2001
Net income from participations	156	124
Net result from other participations	11	29
Net interest expense	– 301	– 304
	– 134	**– 151**

(12) Taxes on income

Earnings before tax and breakdown of taxes	2000	2001
Earnings before tax	**816**	**1,059**
Current taxes	334	496
Deferred taxes	– 23	– 65
Taxes on income	**311**	**431**

Allocation of deferred taxes	Deferred tax assets		Deferred tax liabilities	
	Dec. 31, 2000	**Dec. 31, 2001**	Dec. 31, 2000	**Dec. 31, 2001**
Patents/Licenses	66	46	5	4
Goodwill	23	31	12	3
Property, plant and equipment	15	41	146	83
Financial assets	3	3	35	41
Inventories	30	21	18	14
Other receivables and miscellaneous assets	20	43	26	35
Special tax-allowable items	–	–	149	133
Provisions	261	235	3	40
Liabilities	44	28	4	1
Tax credits	7	–	–	–
Loss carry-forwards	33	47	–	–
	502	**495**	**398**	**354**
Amounts netted	– 198	– 152	– 198	– 152
Valuation allowances	– 7	– 28	–	–
Balance sheet figures	**297**	**315**	**200**	**202**

The deferred tax assets recognized in respect of financial assets relate to special tax-allowable write-downs made by individual companies. The deferred tax liabilities in respect of financial assets relate primarily to the participations valued at equity in The Clorox Company and Ecolab Inc.

German companies have recognized deferred tax balances in respect of special tax-allowable items relating to property, plant and equipment and to reinvestment reserves.

The deferred tax balances recognized by German and foreign companies in respect of provisions relate mainly to pension and similar obligations.

Amounts netted represent tax assets and liabilities relating to the same tax authority.

Any assessment of whether deferred tax assets can be recognized depends on estimating the probability that the deferred tax assets can actually be realized in future. The level of probability must be more than 50 percent and must be supported by appropriate business plans. The valuation allowances apply to deferred tax assets in respect of temporary differences between the balance sheet valuation of an asset or liability and its tax base, and to tax loss carry-forwards, and are based on a reassessment of the likelihood that they will be utilized in the future. Deferred taxes have not been recognized in respect of loss carry-forwards amounting to 193 million euros (2000: 281 million euros).

Expiry dates of unused tax loss carry-forwards	Dec. 31, 2000	Dec. 31, 2001
Must be utilized within:		
1 year	20	28
2 years	35	28
3 years	33	52
more than 3 years	147	172
Carry forward without restriction	140	29
	375	**309**

A number of changes to German corporation tax legislation came into effect in 2001. The imputation system in force up to the end of 2000 was replaced by a new system under which shareholders are taxed on only half their dividend income and companies pay a fixed tax rate of 25 percent plus a solidarity surcharge (currently 5.5 percent). Together with municipal trade tax, the tax rate for Henkel KGaA is expected to be 40 percent (2000: 45 percent).

Calculation of effective tax rate	2000	2001
Earnings before tax	816	1,059
Tax rate (incl. municipal trade tax) on income of Henkel KGaA in %	45	40
Estimated tax charge	**367**	**424**
Lower taxes in foreign countries	– 107	–
Tax reductions owing to tax-free income and other items	– 63	– 273
Tax increases owing to non-deductible expenses and other items	114	280
Total tax charge	**311**	**431**
Effective tax rate %	**38.1**	**40.7** [1]

[1] The effective tax rate for 2001 is influenced by the exceptional items (goodwill write-downs and special restructuring program). Without those charges the tax rate would be around 35 percent.

(13) Minority interests

The amount shown here represents the share of profits and losses attributable to other shareholders. The share of profits amounted to 62 million euros (2000: 63 million euros) and that of losses was 23 million euros (2000: 26 million euros).

Notes to the Balance Sheet (figures in million euros unless stated otherwise)

Fixed assets

Fixed assets subject to wear and tear are depreciated exclusively by the straight-line method on the basis of estimated useful lives standardized throughout the Group, unscheduled depreciation being charged where necessary.

The following standard useful lives, most of which are unchanged, continue to be used as the basis for calculating depreciation and amortization for Group reporting purposes:

Useful lives

	Years
Trademarks, licenses, patents	8 – 20
Goodwill	15 – 20
Residential buildings	50
Office buildings	33 – 40
Research and factory buildings, workshops, stores and staff buildings	25 – 33
Operating installations	20 – 25
Machinery	7 – 10
Office equipment	10
Vehicles	5
Factory and research equipment	5

(14) Intangible assets

Assets acquired for valuable consideration are included under this heading. The additions to patents, licenses and similar rights relate to normal business activities and the companies and businesses acquired in 2001.

Cost

	Patents/ Licenses	Goodwill	Total
At January 1, 2000	**508**	**2,463**	**2,971**
Changes in the Group/acquisitions	127	542	669
Additions	18	14	32
Disposals	38	16	54
Reclassifications	–	–	–
Translation differences	14	55	69
At Dec. 31, 2000 / Jan. 1, 2001	**629**	**3,058**	**3,687**
Changes in the Group/acquisitions	– 44	– 101	– 145
Additions	39	1	40
Disposals	64	318	382
Reclassifications	16	– 13	3
Translation differences	7	59	66
At December 31, 2001	**583**	**2,686**	**3,269**

Accumulated amortization	Patents/ Licenses	Goodwill	Total
At January 1, 2000	**337**	**3,523**	**860**
Changes in the Group/acquisitions	1	7	8
Amortization	59	183	242
Disposals	36	13	49
Reclassifications	–	–	–
Translation differences	12	12	24
At Dec. 31, 2000 / Jan. 1, 2001	**373**	**712**	**1,085**
Changes in the Group/acquisitions	– 31	– 13	– 44
Amortization[1]	78	434	512
Disposals	58	313	371
Reclassifications	2	– 2	–
Translation differences	7	35	42
At December 31, 2001	**371**	**853**	**1,224**
Book values (net) at December 31, 2001	**212**	**1,833**	**2,045**
Book values (net) at December 31, 2000	**256**	**2,346**	**2,602**

[1] including exceptional write-downs 21 251 272

(15) Property, plant and equipment

The values of property, plant and equipment have changed as follows:

Cost	Land, land rights and buildings	Plant and machinery	Other factory and office equipment	Payments on account and assets in course of construction	Total
At January 1, 2000	**1,932**	**3,745**	**1,023**	**146**	**6,846**
Changes in the Group/acquisitions	122	178	39	6	345
Additions	60	151	123	131	465
Disposals	71	170	109	3	353
Reclassifications	27	76	4	– 107	–
Translation differences	26	59	2	– 4	83
At Dec. 31, 2000 / Jan. 1, 2001	**2,096**	**4,039**	**1,082**	**169**	**7,386**
Changes in the Group/acquisitions	– 597	– 1,904	– 377	– 66	– 2,944
Additions	68	206	121	139	534
Disposals	51	126	92	6	275
Reclassifications	31	84	16	– 133	– 2
Translation differences	14	25	10	–	49
At December 31, 2001	**1,561**	**2,324**	**760**	**103**	**4,748**

Accumulated depreciation	Land, land rights and buildings	Plant and machinery	Other factory and office equipment	Payments on account and assets in course of construction	Total
At January 1, 2000	**848**	**2,649**	**742**	**1**	**4,240**
Changes in the Group/acquisitions	32	126	30	–	188
Write-ups	–	1	–	–	1
Depreciation	69	230	132	1	432
Disposals	39	156	99	–	294
Reclassifications	1	10	– 10	– 1	–
Translation differences	9	43	– 2	–	50
At Dec. 31, 2000 / Jan. 1, 2001	**920**	**2,901**	**793**	**1**	**4,615**
Changes in the Group/acquisitions	– 258	– 1,417	– 286	–	– 1,961
Write-ups	–	2	–	–	2
Depreciation	95	251	132	3	481
Disposals	31	110	83	2	226
Reclassifications	– 1	1	–	–	–
Translation differences	6	7	5	–	18
At December 31, 2001	**731**	**1,631**	**561**	**2**	**2,925**
Book values (net) at December 31, 2001	**830**	**693**	**199**	**101**	**1,823**
Book values (net) at December 31, 2000	**1,176**	**1,138**	**289**	**168**	**2,771**

Additions are valued at purchase or manufacturing cost. The latter includes direct costs and appropriate proportions of overheads; interest charges on borrowings are not included. Cost figures are shown net of investment grants and allowances. Depreciation is charged over the periods of useful life shown on page 56. Scheduled depreciation of 409 million euros was charged on property, plant and equipment in 2001 (2000: 407 million euros, see also page 44) plus exceptional depreciation of 72 million euros (2000: 25 million euros).

(16) Financial assets

Financial fixed assets are shown at cost or at their lower actual value where applicable. Our associates The Clorox Company and Ecolab Inc. are accounted for by the equity method in the consolidated financial statements at the appropriate proportion of their net assets (see also Note 48).

We calculate our percentage shareholding on the basis of shares outstanding. The updated net asset figure is translated at the mid rate of exchange in force on the balance sheet date. The stock market value of our participations accounted for at equity amounted to 4,475 million euros at December 31, 2001 (2000: 3,894 million euros).

The long-term loans include a vendor note for 352 million euros including interest. This was granted to the purchasers of Cognis for a term of 10 years. Interest is payable on the loan at the rate of 7 percent per annum for the first three years and thereafter at an annual 16 percent.

Cost

	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	Total
At January 1, 2000	**38**	**685**	**68**	**–**	**791**
Changes in the Group/acquisitions	– 21	–	–	–	– 21
Additions	14	68	30	–	112
Disposals	–	–	3	–	3
Reclassifications	–	–	–	–	–
Translation differences	–	46	–	–	46
At Dec. 31, 2000 / Jan. 1, 2001	**31**	**799**	**95**	**–**	**925**
Changes in the Group/acquisitions	– 6	–	– 6	–	– 12
Additions	1	214	17	499	731
Disposals	–	45	4	–	49
Reclassifications	– 1	–	–	–	– 1
Translation differences	–	33	1	–	34
At December 31, 2001	**25**	**1,001**	**103**	**499**	**1,628**

Accumulated write-downs

	Affiliated companies	Shares in associated companies	Other participations	Long-term loans	Total
At January 1, 2000	**4**	**–**	**–**	**–**	**4**
Changes in the Group/acquisitions	– 2	–	–	–	– 2
Write-ups	–	–	–	–	–
Write-downs	–	–	1	–	1
Disposals	–	–	–	–	–
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At Dec. 31, 2000 / Jan. 1, 2001	**2**	**–**	**1**	**–**	**3**
Changes in the Group/acquisitions	2	–	– 1	–	1
Write-ups	–	–	–	–	–
Write-downs	–	–	1	1	2
Disposals	–	–	–	–	–
Reclassifications	–	–	–	–	–
Translation differences	–	–	–	–	–
At December 31, 2001	**4**	**–**	**1**	**1**	**6**
Book values (net) at December 31, 2001	**21**	**1,001**	**102**	**498**	**1,622**
Book values (net) at December 31, 2000	**29**	**799**	**94**	**–**	**922**

(17) Inventories

Inventories are valued at purchase or manufacturing cost, using FIFO and the average method.

Any valuations which are too high compared with lower market values at the balance sheet date are marked down to the appropriate level accordingly. Manufacturing cost includes – in addition to direct costs – appropriate proportions of necessary overheads (e.g. the goods inwards department, raw materials store, filling and other costs prior to the finished product store) as well as administrative expenses and pension costs for employees engaged in the production process, and production-related depreciation charges. Interest charges incurred during the period of manufacture, on the other hand, are not included. Inventories included in the balance sheet at their lower net realizable value (which in the case of finished products is derived from their market value) totaled 31 million euros at December 31, 2001 (2000: 66 million euros).

The inventory total has gone down by 630 million euros. Changes in the Group led to a reduction of 648 million euros and exchange rate fluctuations were responsible for an increase of 8 million euros.

Breakdown of inventories

	Dec. 31, 2000	**Dec. 31, 2001**
Raw materials and supplies	535	322
Work in process	168	56
Finished products and merchandise	999	689
Payments on account of merchandise	9	14
	1,711	1,081

(18) Trade accounts receivable

Accounts receivable from customers are shown at their full nominal value.

Specific risks associated with trade accounts receivable are covered by appropriate valuation allowances. In addition, Group regulations based on past experience require an allowance of at least 50 percent to be provided on third party accounts which are 90 days overdue, whilst accounts which are 180 days overdue are provided for in full. A total of 41 million euros has been provided in the form of valuation allowances (2000: 24 million euros).

(19) Other receivables and miscellaneous assets

Other receivables and miscellaneous assets	Dec. 31, 2000	Dec. 31, 2001
Accounts receivable from affiliated companies	5	7
(including those with a residual term of more than 1 year)	(–)	(–)
Accounts receivable from other companies in which participations are held	11	7
(including those with a residual term of more than 1 year)	(–)	(2)
Miscellaneous assets	546	418
(including those with a residual term of more than 1 year)	(154)	(118)
Deferred charges	60	35
	622	467

Other receivables and miscellaneous assets are shown at their full nominal or attributable fair value. Any risks associated with them are covered by valuation allowances. Miscellaneous assets comprise mainly the following:

- claims for tax refunds 85 million euros (2000: 91 million euros);
- amounts receivable from employees 16 million euros (2000: 26 million euros);
- amounts receivable from suppliers 26 million euros (2000: 33 million euros);
- insurance claims 11 million euros (2000: 13 million euros);
- security and guarantee deposits 17 million euros (2000: 17 million euros);
- payments made on account 38 million euros (2000: 26 million euros); and
- derivative assets linked to foreign currency risks 11 million euros (2000: 0 million euros)

in accordance with IAS 39.

The debt discount of 0.3 million euros (2000: 6 million euros) included in deferred charges is written off on a scheduled basis each year over the term of the underlying liability.

(20) Liquid funds and marketable securities

Liquid funds and marketable securities	Dec. 31, 2000	Dec. 31, 2001
Liquid funds	142	218
Marketable securities	13	203
	155	421

Marketable securities are valued at their fair values at the balance sheet date. They comprise mainly short-term money market instruments. Price movements are recognized in the statement of income under financial items.

(21) Deferred tax assets

This heading comprises deferred tax assets taken over from the individual company balance sheets, resulting from the following factors:

- timing differences between the balance sheet valuation of an asset or liability and its tax base;
- tax losses carried forward which are expected to be reversed; and
- consolidation procedures at Group level.

The allocation of deferred tax assets to the various balance sheet headings is shown under Note 12 (Taxes on income).

Shareholders' equity

The equity of the Henkel Group consists of the subscribed capital, capital reserve, revenue reserves, unappropriated profit, the reserve from the application of IAS 39, and currency differences on translation.

(22) Subscribed capital

Subscribed capital

	Dec. 31, 2000	**Dec. 31, 2001**
Ordinary bearer shares	222	222
Preferred bearer shares	152	152
Capital stock	**374**	**374**
Divided into 86,598,625 ordinary shares and 59,387,625 preferred shares[1]		

[1] 992,680 preferred shares bought back in 2000 and 808,120 in 2001; total treasury stock 1,800,800 shares

A resolution of shareholders adopted at the Annual General Meeting held on April 28, 1997, approved a conditional increase of 5 million euros in the Company's capital in the form of two million non-voting preferred bearer shares. The conditional increase will only be implemented to the extent that the holders of option rights attached to convertible warrant bonds to be issued by Henkel KGaA up to April 27, 2002, exercise those rights.

At the Annual General Meeting of Henkel KGaA held on April 30, 2001, the personally liable members were authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to increase the capital of the Company in one or more instalments at any time up to May 1, 2006, by up to a total of 25,600,000 euros by issuing new non-voting preferred shares to be paid up in cash ("authorized capital"). The personally liable members were authorized – always subject to the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the statutory pre-emptive rights of existing shareholders. Pre-emptive rights may only be excluded, however, for fractional entitlements or on condition that the issue price for the new shares is not significantly less than the quoted market price of shares of the same category at the time when the issue price is finally fixed.

At the Annual General Meeting held on April 30, 2001, the personally liable members were authorized to purchase ordinary or preferred shares of the Company not exceeding 10 percent of the capital stock, i.e. up to 14,598,625 shares, at any time up to October 30, 2002.

The personally liable managing members were authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to dispose of treasury shares acquired, without first offering them to existing shareholders, by:

- offering and transferring them to members of the Management Board and certain executive management personnel of the Company and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Program of the Henkel Group", or
- selling them to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Program, the Shareholders' Committee is authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

The personally liable members were also authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to cancel the treasury shares without any further resolution in General Meeting being required.

Treasury stock held by the Company at December 31, 2001 amounted to 1,800,800 preferred shares. This represents 1.23 percent of the capital stock, a proportional nominal value of 4.6 million euros. 992,680 shares were bought back in 2000 and 808,120 in 2001.

An average price of 69.95 euros per share was paid for the 808,120 preferred shares of the Company bought back in the year under review (compared with 63.09 euros per share for 992,680 shares bought back in 2000), representing a proportional nominal value of 2.1 million euros (0.55 percent of the capital stock). The total purchase price amounts to 120 million euros. The shares were acquired for the purposes stipulated under the terms of the above-mentioned authorization to acquire treasury shares, in particular to be able to satisfy stock options issued under the Stock Incentive Program of the Henkel Group.

(23) Capital reserve

The capital reserve comprises the amounts received in previous years in excess of the nominal value of preferred shares and convertible warrant bonds issued.

(24) Revenue reserves

The revenue reserves amount to 2,449 million euros. They include:

- amounts allocated in the financial statements of Henkel KGaA in previous years;
- amounts allocated from consolidated net earnings of the Group;
- the earnings of consolidated companies less the interests of minority shareholders therein;
- changes in consolidation items and in the composition of the Group which affect earnings;
- the effects of conversion to the euro;
- buy-back of treasury shares by Henkel KGaA.

This heading also comprises changes in the equity valuation of our participation in Clorox, which are taken directly to equity. They result from share buy-backs and exchange rate fluctuations at Clorox.

(25) Application of IAS 39

This heading comprises the changes recognized in equity owing to the first-time application of the IAS 39 Standard "Financial Instruments: Recognition and Measurement".

(26) Currency translation difference

Differences on translation of the annual financial statements of foreign companies are shown under a separate equity heading. Owing to the exchange rate strength of the US dollar, the Japanese yen and the British pound, the total under this heading at December 31, 2001 was 66 million euros less (2000: 45 million euros less) than at the end of the previous year.

(27) Minority interests

This heading comprises partners' shares in a number of companies included in the consolidation, primarily in Asia.

(28/29) Provisions for pensions and similar obligations / Other provisions

Changes in 2000

	Balance Jan. 1, 2000	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2000**
Provisions for pensions and similar obligations	1,871	25	78	4	170	**1,984**
Tax provisions	354	4	243	12	133	236
Sundry provisions	805	18	732	53	802	840
	1,159	**22**	**975**	**65**	**935**	**1,076**

Changes in 2001

	Balance Jan. 1, 2001	Special circum-stances	Utilized	Released	Allocated	**Balance Dec. 31, 2001**
Provisions for pensions and similar obligations	1,984	– 408	63	6	134	**1,641**
Tax provisions	236	– 18	104	8	276	382
Sundry provisions	840	– 235	439	46	528	648
Special restructuring program	–	–	–	–	244	244
	1,076	**– 253**	**543**	**54**	**1,048**	**1,274**

Employees of companies included in the consolidation have entitlements under Company pension schemes which are either defined contribution or defined benefit plans. These have different forms depending on the legal, financial and tax regime in each country. The level of benefits provided is based on the length of employment and earnings of the person entitled.

The defined contribution plans are structured in such a way that the Company pays contributions to public or private sector institutions on the basis of statutory or contractual terms or on a voluntary basis and has no further obligation regarding the payment of benefits to the employee. The amount charged against the operating profit for the period in respect of contributions paid totaled 18 million euros in the Group as a whole (2000: 17 million euros). With reference to the businesses sold, the amount for Cognis was 4 million euros (2000: 5 million euros) and for Henkel-Ecolab 2 million euros (2000: 2 million euros).

The Group's obligations under defined benefit plans are shown in the above table as "pensions and similar obligations". The "special circumstances" column shows the effects of changes in the composition of the Group and exchange rate fluctuations.

Provisions for pensions and similar obligations are calculated at the present value of the future obligations (the projected unit credit method). This actuarial method of calculation takes future trends in wages, salaries and retirement benefits into account. For Germany, the calculation is based on trends of 3.0 percent (2000: 3.0 percent) for wages and salaries, 1.5 percent (2000: 1.5 percent) for retirement benefits, and a discount rate of 5.75 percent (2000: 6 percent). In other countries the equivalent factors depend on local conditions in the country concerned.

The Group's pension and similar obligations are shown in the following tables:

Pension and similar obligations at December 31, 2000

	Germany	USA	Rest of world	**Total**
Present value of obligations not covered by fund assets	1,618	166	126	1,910
Present value of obligations covered by fund assets	64	503	135	702
Present value of defined benefit obligations	**1,682**	**669**	**261**	**2,612**
Market value of fund assets	– 42	– 435	– 133	– 610
Miscellaneous	–	1	–	1
	1,640	**235**	**128**	**2,003**
Unrecognized actuarial gains/losses	– 50	24	7	– 19
Provisions for pensions and similar obligations	**1,590**	**259**	**135**	**1,984**

Pension and similar obligations at December 31, 2001	Germany	USA	Rest of world	Total
Present value of obligations not covered by fund assets	1,466	117	83	1,666
Present value of obligations covered by fund assets	61	270	260	591
Present value of defined benefit obligations	**1,527**	**387**	**343**	**2,257**
Market value of fund assets	– 41	– 224	– 221	– 486
Miscellaneous	–	–	3	3
	1,486	**163**	**125**	**1,774**
Unrecognized actuarial gains/losses	– 96	– 22	– 15	– 133
Provisions for pensions and similar obligations	**1,390**	**141**	**110**	**1,641**

Actuarial gains and losses which do not exceed 10 percent of the present value of the obligations are not recognized in the financial statements. Those in excess of 10 percent at the end of the previous reporting period are spread over the average remaining working lives of the employees concerned (in Germany over a maximum of 10 years).

A total of 122 million euros (2000: 110 million euros) has been included in pension costs in 2001 (see Note 39) and 121 million euros (2000: 110 million euros) in financial items (see Note 11).

The amounts recognized as tax provisions and other provisions are the best estimates of the expenditure required to settle the obligations. Provisions which include interest elements are discounted to the balance sheet date.

The tax provisions comprise accrued tax liabilities and amounts set aside for the outcome of external tax audits and appeal proceedings.

The sundry provisions are in respect of identifiable potential liabilities towards third parties. They are costed in full.

Sundry provisions	Dec. 31, 2000	**Dec. 31, 2001**
Sales and marketing	184	164
Personnel	265	189
Production and technology	98	52
Administration	293	243
	840	**648**

The provisions for the special restructuring program include personnel costs and the costs of plant or business closures.

(30) Provisions for deferred tax liabilities

The amounts under this heading are in respect of differences between valuations in the consolidated balance sheet and the tax base used by the individual companies included in the consolidation to calculate their taxable profits. See also Note 12 (Taxes on income).

(31) Borrowings

This heading includes all interest-bearing obligations of the Henkel Group outstanding at December 31, 2001.

Borrowings

	Dec. 31, 2000	Residual term			Dec. 31, 2001
	Total	more than 5 years	between 1 and 5 years	up to 1 year	Total
Bonds	1,993	26	237	124	387
(including amounts secured)	(0)				(18)
Participating certificates	14	–	4	5	9
Loans from employee welfare funds of the Henkel Group	27	–	17	9	26
(including amounts secured)	(–)	–	–	–	(–)
Bank loans and overdrafts	466	2	92	308	402
(including amounts secured)	(20)	–	–	–	(14)
Other financial liabilities	463	5	35	346	386
	2,963	**33**	**385**	**792**	**1,210**

The main bonds are as follows:

Bonds

Issued by	Type	Denominated currency	Equivalent value in mill. euros	Interest rate	Interest-fixed
Henkel Corporation	Convertible Bond	DEM[1]	77	2.0000	to 2003[2]
Henkel Corporation	Eurobonds	DEM[1]	162	5.3750	to 2004[2]
Henkel Corporation	Commercial Paper Program	USD	124	3.6366	1–3 months[3]
Henkel Coordination Center BE	Registered money market claim	EUR	9	3.3010	1–6 months[4]
Henkel Coordination Center BE	Registered money market claim	CHF	9	1.8448	1–6 months[4,5]

[1] original currency
[2] hedged by cross currency swap
[3] hedged by interest rate swaps
[4] hedged by currency swaps
[5] secured by assignment of receivables

The convertible bond of 77 million euros issued by Henkel Corporation includes a call option. During the period from June 12, 2000 to May 23, 2003 the holder can have the bond converted into preferred shares of Henkel KGaA. The conversion obligation has been transferred to one of the Group's banks.

Other financial liabilities include finance bills and interest-bearing loans from other third parties.

Option rights

The bonds include a convertible warrant bond issued on July 1, 1999 for the equivalent of 1 million euros. This is in connection with the introduction of a Stock Incentive Program for executive management personnel which was approved at the Annual General Meeting of Henkel KGaA held on April 28, 1997. Under the option terms of the warrants, the executives included in this Stock Incentive Program have the right to acquire new preferred shares of Henkel KGaA. The subscription prices depend on relative performance, i.e. the share price performance of Henkel's preferred shares compared to that of the DAX German equities index. Dividends paid out to shareholders, pre-emptive rights and other adjustments to capital affecting the quoted price of Henkel's preferred shares are taken into account in calculating performance.

If the final calculation shows that no outperformance has been achieved, the subscription rights are canceled. No liabilities are shown in the consolidated balance sheet nor in the balance sheet of Henkel KGaA at December 31, 2001, for the option warrants issued under the Stock Incentive Program to date.

The Stock Incentive Program applies to about 200 executive management personnel in the Henkel Group.

As Henkel's preferred shares did not outperform the DAX index in the second half of 2001, the subscription rights attached to the bond issued in July 1999 have lapsed as worthless. The Stock Incentive Program was withdrawn and replaced in 2000 by a new Program.

Option rights under the Stock Incentive Program in force since 1997

	Management Board	Other executive personnel	Total beneficiaries
At January 1, 2001	**52,020**	**283,500**	**335,520**
Lapsed at December 31, 2001	52,020	283,500	335,520
At December 31, 2001	**0**	**0**	**0**

Option rights under the Stock Incentive Program introduced in 2000

	Management Board	Other executive personnel	Total beneficiaries
At January 1, 2001	**4,380**	**111,750**	**116,130**
Granted in 2001	4,380	92,435	96,815
Withdrawn at December 31, 2001	730	23,415	24,145
At December 31, 2001	**8,030**	**180,770**	**188,800**

The objective of this Stock Incentive Program is to enable around 700 senior executive personnel around the world to share in the rise in the Henkel share price and thereby have a direct interest in the increasing value of the Company. Participants in the scheme will be granted option rights with a term of up to 5 years to subscribe for Henkel preferred shares. The program involves an annual issue on a revolving basis, the relevant terms being revised each year by the Management Board and Shareholders' Committee.

The exact number of shares which can be bought with an option depends on at least one of two performance targets being met. One of the targets is based on absolute performance (the performance of the Henkel preferred share price) and the other on relative performance (comparing the performance of Henkel's preferred shares with the Dow Jones Stoxx index).

The notionally computed value of each option at the balance sheet date was 97.82 euros for those granted in 2000 and 96.55 euros for those granted in 2001, valuing the options granted to members of the Management Board at 780 thousand euros and those granted to other executive personnel at 17,566 thousand euros.

(32) Trade accounts payable

The liabilities under this heading are all due for payment within a year.

(33) Other liabilities

Other liabilities

	Residual term		Dec. 31, 2000	Residual term		Dec. 31, 2001
	more than 5 years	up to 1 year	Total	more than 5 years	up to 1 year	**Total**
Accounts payable to affiliated companies	–	17	17	–	24	24
Accounts payable to other companies in which participations are held	–	15	15	–	1	2
Liabilities in respect of taxation	–	115	115	–	72	72
Liabilities in respect of social security	–	46	46	–	31	31
Sundry liabilities including deferred income	29	301	349	18	326	368
(including amounts secured)			(–)			(–)
	29	**494**	**542**	**18**	**454**	**497**

Sundry liabilities include: liabilities to customers 27 million euros (2000: 25 million euros), commission payable 3 million euros (2000: 17 million euros), payroll taxes etc. for employees 31 million euros (2000: 39 million euros), liabilities towards employees 90 million euros (2000: 108 million euros), advance payments received 9 million euros (2000: 5 million euros) and derivative liabilities linked to foreign currency risks 70 million euros (2000: 0 million euros).

(34) Contingent liabilities

Contingent liabilities	Dec. 31, 2000	Dec. 31, 2001
Bills and notes discounted	9	14
Liabilities under guarantees and warranty agreements	3	24
Collateral	3	1

(35) Other financial commitments

The amounts shown are the nominal values.

Payment obligations under rent, leasehold and leasing agreements are shown at the total amounts payable up to the earliest date when they can be terminated. Together with order commitments for property, plant and equipment and raw material purchases, the consolidated total for the Group at the end of 2001 was 139 million euros (2000: 404 million euros).

Payment commitments under the terms of agreements for capital increases and share purchases signed prior to December 31, 2001 amounted to 40 million euros (2000: 47 million euros).

(36) Derivatives and other financial instruments

The rules contained in IAS 39 "Financial Instruments" were adopted for the first time in the year ended December 31, 2001. As well as affecting the accounting for all financial assets and liabilities, the provisions of IAS 39 have changed especially the recognition and disclosure of derivatives.

As a general rule all financial assets are measured at the current values attributable to them, known as their "fair values". Other investments included in fixed assets and marketable securities included in current assets are an exception to this rule, only being shown at fair value if their market values can be reliably determined. The current values of other investments and marketable securities can only be reliably determined if the shares or securities are quoted on a stock exchange. In all other cases they are valued at amortized cost. There were no material valuation adjustments resulting from the first-time application of IAS 39 in the financial statements as of December 31, 2001. From January 1, 2002 the changes in fair value of investments and securities with fair values which can be reliably determined are recognized in earnings under financial items.

Financial liabilities with a fixed maturity have been valued at December 31, 2001 at their amortized cost using the effective interest rate method. The new method of calculation affected commercial papers in particular. It did not result in any significant adjustments to book values.

Derivatives are used for the management of currency exposure and interest rate risks in connection with trading operations and the resultant financing requirements. They are entered into solely for hedging purposes. All the derivatives used can be simulated and evaluated by our own computer systems. As well as forward exchange contracts to hedge currency risks and interest rate swaps to hedge interest rate risks, combined interest rate/currency swaps (cross currency swaps) are also used to hedge both types of risk. Although all the derivatives used involve hedging specific underlying items, these are not treated in the Henkel Group as fair value or cash flow hedges as defined in IAS 39. This means that, from January 1, 2002 onward, changes in the fair value of all currency hedging instruments as well as changes in the fair value of all hedged items are recognized in earnings in the statement of income.

The following positions were held at the balance sheet date:

Derivatives and other financial instruments

	Principal amounts		Fair values	
at December 31	2000	2001	2000	2001
Forward exchange contracts	2,058	1,464	18	– 4
(proportion for hedging financing arrangements within the Group)	(1,611)	(1,134)	(22)	(– 2)
Interest rate hedging instruments	690	548	– 6	– 18
Cross currency swaps[1]	357	230	– 41	– 62
	3,105	**2,242**	**– 29**	**– 84**

[1] negative fair value of currency hedging components 55 million euros, and of interest rate hedging components 7 million euros

Principal amounts are only netted against balancing contracts when such contracts match exactly in scope, nature and maturity and have been entered into with the same bank. The fair values with a negative total of 84 million euros (2000: 29 million euros) have been arrived at by valuing the open contracts at market prices at the balance sheet date.

Most of the forward exchange contracts are hedging instruments matching the amount and maturity of financing arrangements within the Group. The remaining forward exchange contracts provide forward exchange cover for receipts and payments in foreign currency in respect of sales and purchases of goods or are forward exchange contracts with the Cognis group. Forward exchange contracts are generally for less than a year. Owing to the first-time application of IAS 39, the fair values of all forward exchange contracts and the fair values of the currency hedging components of cross currency swaps have been recognized in the balance sheet at December 31, 2001, for the first time. Those with a positive fair value are included in "Other assets" (11 million euros) and those with a negative fair value in "Other liabilities" (70 million euros). The effect of their initial recognition as assets or liabilities has been taken to reserves as an adjustment to equity.

Prudent management of interest rate exposure is an important objective of our financial policy in the context of asset and liability management. Against this background we have arranged part of the underlying borrowing requirements of the Henkel Group at long-term fixed interest rates. In addition, loans originally at variable rates of interest have been converted by derivative instruments into loans at fixed rates of interest, where this meant that costs could be saved by comparison with alternative forms of finance at the time when the transaction was concluded. In contrast to forward exchange contracts, interest rate hedging instruments with a negative fair value of 25 million euros at December 31, 2001 are still not recognized in the balance sheet. The principal amounts and fair values of interest rate hedging instruments (mainly interest rate swaps) are shown in the above table. All interest rate hedging instruments are valued together with the underlying internal and external financing arrangements of the Group but, owing to differences in the dates when the interest rates on the hedged item and on the hedging instrument are due for adjustment, these instruments cannot be fully offset under IAS 39. Fluctuations in the fair values of interest rate swaps during their lifetime are not recognized under financial items in the statement of income as required owing to the lack of harmonization by IAS 39 because the hedging strategy adopted in the Henkel Group is to link interest rate swaps over their entire term with hedged items of at least the same principal amount. Interest rate swaps are entered into in the Henkel Group solely for strategic hedging purposes with the firm intention of holding them to maturity. As the fair value of an interest rate swap is nil both at inception and on completion of the transaction, recognizing fluctuations in fair value during its lifetime would result in valuation gains and losses being recognized which are not in fact realized. On the basis of the fair values of the interest rate hedging instruments, an amount of 25 million euros would have been charged against equity at December 31, 2001 (see also Table on page 71).

The following interest rates have been fixed by using cross currency swaps and interest rate hedging instruments:

Interest rates

	Principal amount expressed in million euros	Average remaining period to maturity in years	Average interest rate %
Euros[1]	139	1.6	5.4
US dollars	639	1.4	5.9

[1] including a principal amount of 50 million euros at a current interest rate of 4 percent, subject to an interest rate cap of 5.3 percent

The use of derivatives and other financial instruments is centrally coordinated by the Corporate Treasury department. Treasury control, settlement and accounting are kept physically and organizationally separate from the trading function.

As a general rule, counterparties are German and international banks of the highest standing. The credit rating and performance of our counterparties are kept constantly under review.

Since the sale of Cognis at the end of November in the year under review, the Henkel Group's Corporate Treasury department at Henkel KGaA has continued to act for the Cognis group, hedging its risk exposure with derivatives for a transitional period. The principal amounts of forward exchange contracts entered into with Cognis group companies open at the year-end totaled 163 million euros, with a negative fair value of 1 million euros. The counterparty credit risk associated with the provision of these services is regarded as minimal.

Supplementary Information on the Statement of Income/Balance Sheet

(37) Depreciation and amortization expense

Depreciation and amortization	2000	2001
Scheduled depreciation and amortization on property, plant and equipment and intangible assets	639	649
Exceptional depreciation and amortization on property, plant and equipment and intangible assets	35	344
Write-downs on financial assets	1	2
	675	995

The increase in scheduled depreciation relative to the comparable figure for the previous year is mainly due to the acquisitions made during the year.

The total charge for depreciation and amortization includes the exceptional write-downs under the goodwill review program (251 million euros) and the special restructuring program (69 million euros).

(38) Cost of materials

Cost of materials	2000	2001
Cost of raw materials and supplies and of goods purchased for resale	5,034	5,363
Cost of outside services	161	172
	5,195	5,535

(39) Payroll costs

Payroll costs	2000	2001
Wages and salaries	2,077	2,139
Social security contributions and social assistance	416	437
Pension costs	110	122
	2,603	2,698

(40) Employee numbers

Annual average excluding apprentices, work experience students and trainees.

Employee numbers	2000	2001
Production and technology	26,945	26,441
Marketing, sales and distribution	18,669	18,387
Research, development and applications engineering	4,038	3,959
Administration	10,823	11,208
	60,475	**59,995**

(41) Value added statement

Value added statement	2000	%	2001	%
Net sales/Other income	13,189	100.0	14,422	100.0
– Cost of materials	5,195	39.4	5,535	38.4
– Fixed asset depreciation/ write-ups	675	5.1	993	6.9
– Other expenses	3,501	26.5	3,706	25.7
– Value added	**3,818**	**29.0**	**4,188**	**29.0**
Shared between:				
Employees	2,603	68.2	2,698	64.4
Government	380	10.0	499	11.9
Providers of capital	330	8.6	363	8.7
Shareholders	157	4.1	156	3.7
Minority interests	37	1.0	126	3.0
Retained in the business	311	8.1	346	8.3

(42) Segment information

Pages 26 – 37 of this Annual Report contain information about the business sectors of the Henkel Group which has not been checked by the auditors.

Reconciliation between net operating assets/capital employed and balance sheet figures	Net operating assets		Balance sheet figures	
	Annual average[1] 2001	Dec. 31, 2001	Dec. 31, 2001	
Goodwill	2,139	1,833	1,833	Goodwill
Other intangible assets and property, plant and equipment (total)	2,106	2,035	2,035	Other intangible assets and property, plant and equipment (total)
	–	–	1,622	Financial assets
	–	–	315	Deferred tax assets
Inventories	1,080	1,081	1,081	Inventories
Trade accounts receivable from third parties	1,639	1,591	1,591	Trade accounts receivable from third parties
Intra-Group trade accounts receivable	381	422	–	
Other receivables and miscellaneous assets[2]	283	234	467	Other receivables and miscellaneous assets
	–	–	421	Liquid funds / marketable securities
Operating assets (gross)	**7,628**	**7,196**	**9,365**	**Total assets**
– Operating liabilities, including:	2,158	2,408	–	
Trade accounts payable to third parties	903	937	937	Trade accounts payable to third parties
Intra-Group trade accounts payable	381	422	–	
Other provisions and liabilities[2]	874	1,049	1,771	Other provisions and liabilities
Net operating assets	**5,470**	**4,788**	–	
– Goodwill at book value	2,139	1,833	–	
+ Goodwill at cost	2,903	2,686	–	
Capital employed	**6,234**	**5,641**	–	

[1] the annual average is based on 12 monthly figures
[2] only amounts relating to operating activities are taken into account for calculating net operating assets

(43) Information on earnings per share

Earnings per share	2000	2001
Earnings after minority interests	468	502
Dividends paid or proposed		
– on ordinary shares	92	92
– on preferred shares	65	64
Profit retained	311	346
Number of ordinary shares	86,598,625	86,598,625
EPS in euros	3.20	3.45
Number of preferred shares[1]	58,849,923	57,972,543
EPS in euros	3.25	3.50

[1] weighted annual average of preferred shares (buy-back program)

The Stock Incentive Program (see Note 31) does not currently result in any dilution in earnings.

(44) Information on the cash flow statement

Cash flow from operating activities showed a sharp increase of 566 million euros in the year under review. The reasons for this lie primarily in a higher cash inflow due to lower working capital and the decrease in tax payments. Cash flow from investing activities produced a net inflow of 1,120 million euros compared with a net outflow of 1,337 million euros in the previous year. This was due to the proceeds from asset disposals as a result of the sale of the Cognis group and of the stake in the Henkel-Ecolab joint venture. Expenditure on acquisitions was also much less than in the previous year, at 361 million euros. The funds received from the disposals were used to scale down the level of borrowings, resulting in a net outflow of 2,052 million euros compared with an inflow of 624 million euros in the previous year.

(45) Related party transactions

Information required by § 160(1), no. 8, of the German Corporation Act (AktG):

In a letter dated December 20, 2001 the Company was notified that a total of 49,246,910 voting rights, representing in total 56.87 percent of the voting rights in Henkel KGaA since May 12, 2000, are held by:

- 62 members of the families of the descendants of Fritz Henkel, the Company's founder
- two foundations set up by members of those families
- one civil-law partnership set up by members of those families
- set up by members of those families: 13 private limited companies, and one limited partnership with a limited company as general partner under the terms of an agreement restricting the transfer of shares as envisaged in § 22(1), no. 3, of the German Securities Trading Law (WpHG), whereby the shares held by the 13 private limited companies and by the limited partnership representing 18.95 percent are attributed (as envisaged in § 22(1), no. 2, of the WpHG) to the family members who control those companies

  and

- Jahr Vermögensverwaltung GmbH & Co. KG, based in Hamburg, which has undertaken, under the terms of an agreement concluded with the parties to the Henkel agreement restricting the transfer of shares, to exercise its voting rights at the Annual General Meeting of Henkel KGaA in concert with the parties to the Henkel agreement restricting the transfer of shares whenever the latter have decided to cast all their votes in the same way. Under § 22(1), no. 3, of the WpHG this agreement means that the voting rights in Henkel KGaA held by the parties to the Henkel agreement restricting the transfer of shares and by Jahr Vermögensverwaltung GmbH & Co. KG are attributable to each other.

Jahr Vermögensverwaltung GmbH & Co. KG holds 4,530,000 ordinary shares in Henkel KGaA (representing 5.23 percent of the voting capital of Henkel KGaA), thereby exceeding the threshold of 5 percent of the total voting rights in Henkel KGaA, as does Christoph Henkel with voting rights attached to 5,044,139 ordinary shares in Henkel KGaA (representing a corresponding percentage of 5.825 percent). No other party to the agreement restricting the transfer of shares has 5 percent or more of the total voting rights in Henkel KGaA, even after adding voting rights expressly granted under the terms of usufruct agreements.

Dipl.-Ing. Albrecht Woeste, Düsseldorf, is the authorized representative of the parties to the Henkel agreement restricting the transfer of shares.

(46) Information required by § 292a HGB

The conditions required by § 292a(1) of the German Commercial Code (HGB) for Henkel KGaA's consolidated financial statements to be drawn up in accordance with International Accounting Standards (IAS) are fulfilled.

The only accounting policies applied by Henkel which are different from those required under German company law are insignificant in amount and relate to:

- the recognition of translation differences in the statement of income;
- the recognition as an asset of tax losses carried forward; and
- the recognition of certain derivatives in the balance sheet at fair value.

Consolidated net earnings have been only marginally increased by currency translation differences taken to income as a result of foreign currency receivables and payables being translated at the closing year-end rates of exchange.

The benefits of tax losses carried forward are recognized as deferred tax assets in accordance with prudent commercial judgment only if there is evidence on the basis of business plans or tax planning calculations that they will be utilized. The recognition of certain derivatives in the balance sheet at fair value has no effect on consolidated earnings of the Group in the year under review.

(47) Emoluments of corporate management

The total emoluments (fixed fee, bonus dividend paid in 2001, and attendance fee) paid to members of the Supervisory Board in the fiscal year 2001 (including value added tax taken over) amounted to 721 thousand euros (2000: 409 thousand euros).

The total of 1,750 "value creation rights" issued to members of the Supervisory Board had a nil value at the balance sheet date because the conditions underlying the relevant criteria were not all fulfilled. The members of the Shareholders' Committee received remuneration (fixed fee and bonus dividend paid in 2001) totaling 1,475 thousand euros in the year under review (2000: 1,128 thousand euros). The total of 2,400 value creation rights issued to members of the Shareholders' Committee are valued in the same way as outlined above. The personally liable managing members received remuneration totaling 7,687 thousand euros in the year under review (2000: 8,248 thousand euros) for the performance of their duties at Henkel KGaA and at subsidiaries. The figure for the year under review includes 423 thousand euros in respect of the 4,380 option rights granted to members of the Management Board under the terms of the second (2001) tranche of the Stock Incentive Program introduced in 2000. The total value of the obligations towards members of the Management Board under the Stock Incentive Program as of December 31, 2001 is calculated to be 780 thousand euros (see Note 31). 42,097 thousand euros (2000: 37,305 thousand euros) has been provided for pension obligations towards former members of the Management Board of Henkel KGaA and former managers of its legal predecessor and their surviving dependents. Amounts paid during the year under review totaled 5,801 thousand euros (2000: 4,848 thousand euros).

Amounts totaling 120 thousand euros were repaid during the year under review on the two loans advanced to personally liable managing members in previous years; one of the loans was redeemed in full. The loan outstanding at the end of 2001 shown under the heading "Miscellaneous assets" amounts to 131 thousand euros (including interest accrued). The loan is unsecured, has a residual term of 1½ years and is subject to interest at the base rate of the German Bundesbank, with a maximum of 5.5 percent.

(48) Principal subsidiary companies

Information required by IAS 27 to be disclosed in the Notes:

Europa	Share of capital %	Sales	Share-holders' equity	Earnings before tax	Number of employees Dec. 31, 2001
Henkel Chemie Verwaltungs GmbH, Düsseldorf, Germany	100	–	422	507	–
Hans Schwarzkopf GmbH & Co. KG, Hamburg, Germany	100	121	109	51	422
Henkel Benelux Group, Brussels, Belgium, and Nieuwegein, Netherlands	100	402	428	50	1,000
Henkel France Group, Boulogne-Billancourt, France	100	680	276	123	1,357
Henkel Ltd., Hatfield, Great Britain	100	125	51	–2	491
Henkel S.p.A., Milan, Italy	100	700	294	37	1,491
Henkel Central Eastern Europe Group, Vienna, Austria	100	797	303	66	4,771
Henkel Nordic Group, Stockholm, Sweden	100	153	63	–22	622
Henkel & Cie AG, Pratteln, Switzerland	100	110	92	43	201
Henkel Ibérica, Barcelona, Spain	80	520	167	23	1,431
Türk Henkel Kimya Sanaryi A.S., Istanbul, Turkey	100	168	5	–23	553

Overseas	Share of capital %	Sales	Share-holders' equity	Earnings before tax	Number of employees Dec. 31, 2001
Henkel Mercosul Group, São Paulo, Brazil	100	183	105	–75	1,098
Henkel of America Group, Gulph Mills, Pennsylvania, USA	100	1,410	506	107	4,266
Henkel Asia Pacific Group, Hong Kong	100	778	243	–114	7,223

Major Participations in Associated Companies

The Clorox Company, Oakland, California, USA

Product groups: Household cleaners, bleaches, Brita (water filters), Glad (plastic packaging products), seasonal products (charcoal, fire logs and starters, insecticides), cat litter products, automotive care products, processed foods

Henkel owns 62.8 million shares in The Clorox Company, which represents a participating interest of 27.0 percent. Clorox has worldwide operations employing 11,000 people in the consumer goods market. Henkel and Clorox also have a technology transfer agreement. The collaboration with Clorox extends to the exchange of formulations, marketing concepts and test methods. There is also a cooperation arrangement in some countries (mainly in Eastern

Europe) for the production and marketing of household bleaching agents. In connection with the sale of Cognis, the 20 percent minority interest in Cognis Iberia previously held by Clorox was reacquired by Henkel.

Sales were 2 percent down in fiscal 2000/2001 (accounting period to June 30, 2001) at US$ 3,903 million. Volume growth of 1 percent only partly compensated for a deterioration of 2 percent in the price and product mix and a fall of 1 percent owing to adverse exchange rate factors. Net earnings were 18 percent down at US$ 323 million. The decrease was mainly due to the restructuring program announced in December 2000 for the calendar year 2001. The total cost of the program will be about US$ 200 million. As well as recognizing impairment losses on assets, it comprises wide-ranging measures to increase production efficiency. US$ 98 million – already half the total restructuring costs announced – had been charged against income by June 30, 2001. The shareholders' equity in the Clorox company at June 30, 2001 amounted to US$ 1,900 million.

For the first half of fiscal 2001/2002 (the six-month period to December 31, 2001), Clorox reported sales of US$ 1,892 million and half-year earnings of US$ 130 million. Clorox's share price went up by 11.4 percent in 2001. The market value of our participation as of December 31, 2001 amounted to US$ 2,563 million.

Ecolab Inc., St. Paul, Minnesota, USA

Product groups: Products and services for industrial and institutional hygiene, textile hygiene, vehicle cleaning and automotive care, water treatment and pest control; commercial kitchen service

Henkel owns 36.3 million shares in Ecolab Inc., representing a participating interest of 28.4 percent. With about 20,000 employees, Ecolab Inc. is world market leader in the field of industrial and institutional hygiene.

With effect from December 1, 2001, Henkel transferred its 50 percent participation in the European joint venture Henkel-Ecolab to Ecolab Inc. This step has created a business with worldwide operations which is better placed to meet the requirements of global customers. Ecolab Inc. now has a worldwide presence for the provision of products and services to its global customer base. The consideration for our share in the joint venture is 484 million euros. The existing stockholder agreement between Henkel and Ecolab Inc. has also been amended as part of the transaction. Henkel will have an option to increase its interest in Ecolab Inc. to 35 percent and claim an additional seat on the Board. When certain restrictions contained in the stockholder agreement have expired, Henkel will be able to present a takeover bid to Ecolab's Board of Directors. By purchasing additional shares, Henkel has increased its interest in Ecolab Inc. by 3.0 percentage points compared with the previous year to the above-mentioned 28.4 percent.

We expect sales of our associate to record a modest increase in fiscal 2001, from US$ 2,264 million to more than US$ 2,300 million. Operating earnings will be down slightly compared with the previous year's figure of US$ 206 million.

Ecolab's share price went down by 6.8 percent in 2001. The market value of our participation as of December 31, 2001 was US$ 1,463 million.

(49) Recommendation for appropriation of the profit of Henkel KGaA

The personally liable managing members, the Shareholders' Committee and the Supervisory Board recommend that the annual financial statements of Henkel KGaA be approved as presented.

The personally liable managing members, the Shareholders' Committee and the Supervisory Board recommend that the unappropriated profit of 190,172,848.45 euros for the year ended December 31, 2001, be applied as follows:

1. Payment of a dividend of 1.06 euros per ordinary share
   (on 86,598,625 shares ranking for dividend) = 91,794,542.50 euros.
2. Payment of a dividend of 1.12 euros per preferred share
   (on 57,586,825 shares ranking for dividend) = 64,497,244.00 euros.
   That part of the dividend payable on treasury shares acquired after December 31, 2001 will be carried forward.
3. Allocation of the remaining balance of 33,881,061.95 euros to revenue reserves.

Düsseldorf, February 14, 2002

The personally liable managing members of Henkel KGaA

Dr. Ulrich Lehner, President and CEO
Guido De Keersmaecker
Dr. Jochen Krautter
Dr. Klaus Morwind
Prof. Dr. Uwe Specht

The Shareholders' Committee

Albrecht Woeste
(Chairman)

Management Statement

The personally liable managing members of Henkel KGaA are responsible for the content and accuracy of the information in the consolidated financial statements and, consistent with those statements, in the management report.

The consolidated financial statements have been prepared in conformity with the rules of the International Accounting Standards Board, London, unless indicated otherwise.

Management has taken steps to ensure the integrity of the reporting process and compliance with the relevant legal regulations by establishing effective internal control systems at the companies which are included in the consolidated financial statements. Appropriate training is provided to make sure that the employees responsible are suitably qualified to meet the required standards. Staff training is centered around the Company's mission statement, and principles and strategies developed within the Company. Compliance with these principles is monitored by management. The functional efficiency of internal control systems is kept under constant review by the internal audit department.

These measures, coupled with internal and external reporting procedures based on standard guidelines throughout the Group, ensure that the financial records properly reflect all business transactions. They also enable management to recognize changes in business circumstances and the ensuing risks to assets and financing arrangements as they occur. The risk management systems in place for Henkel KGaA and the Henkel Group ensure that any developments which could endanger the future of Henkel KGaA or of the Henkel Group are recognized in good time and appropriate measures are taken accordingly. This also provides the foundation for the accuracy of information disclosed in the consolidated financial statements and Group management report, and in the individual Company financial statements incorporated therein.

Management is committed to delivering a steady increase in shareholder value.

The management of the Group is attuned to the interests of shareholders in full awareness of its responsibility toward employees, society and the environment in every country in which Henkel operates.

In accordance with a resolution adopted by shareholders at the Annual General Meeting, the Supervisory Board of Henkel KGaA appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft to audit the consolidated financial statements. The auditors' report is reproduced on the next page. The consolidated financial statements, the Group management report and the audit report have been discussed in detail at a meeting of the Supervisory Board held for that purpose. The report of the Supervisory Board is reproduced on page 84.

Düsseldorf, February 14, 2002

The personally liable managing members of
Henkel KGaA

Auditors' Report

We have audited the consolidated financial statements prepared by Henkel Kommanditgesellschaft auf Aktien ("Henkel") for the year ended December 31, 2001, consisting of the consolidated balance sheet as of that date and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, and notes to the financial statements. The preparation and content of the consolidated financial statements in conformity with International Accounting Standards (IAS) are the responsibility of the personally liable managing members of Henkel Kommanditgesellschaft auf Aktien. Our responsibility is to express an opinion, based on our audit, on the consolidated financial statements.

We have conducted our audit of the consolidated financial statements in accordance with German audit regulations and the standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) generally accepted in Germany, having due regard also for International Standards on Auditing (ISA). Those standards require that we plan and perform the audit so as to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Knowledge of the business activities and of the economic and legal environment in which the Henkel Group operates, together with the potential for possible errors, are taken into account in the determination of audit procedures. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles applied and significant estimates made by the personally liable managing members, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

With the exception of the following matters our audit has not given rise to any reservations:

In connection with the "Strong for the Future" special restructuring program the personally liable managing members have described and explained in detail the measures planned and the amounts involved. The supporting documentation is verifiable and plausible. The provisions accrued totaling 244 million euros include an amount of 160 million euros for which one of the requirements of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" – namely that the measures have to be announced before the balance sheet date – was not fulfilled. The personally liable managing members have assured us that the measures are communicated to employees as soon as they have been agreed with the employees' representative bodies.

As explained in Note 36 to the consolidated financial statements, IAS 39 "Financial Instruments: Recognition and Measurement" has been applied for the first time as at December 31, 2001 instead of from January 1, 2001 (the date specified in the Standard).

Except for the matters discussed above, in our opinion the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Henkel Group, and of its cash flows for the year under review, and comply with International Accounting Standards.

Our audit, which included an examination of the Group management report for the year ended December 31, 2001 prepared by the personally liable managing members, has revealed no reservations other than those discussed above. In our opinion the Group management report gives a true picture of the Group's position overall and a fair representation of the risks and uncertainties that may affect its future performance. We also confirm that the consolidated financial statements and Group management report for the year ended December 31, 2001 meet the requirements for exempting the Company from having to prepare consolidated financial statements and a Group management report under German company law.

Düsseldorf, February 14, 2002

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rüdiger Reinke
Wirtschaftsprüfer

Michael Gewehr
Wirtschaftsprüfer

Report of the Supervisory Board

At four meetings held during the course of fiscal 2001 as required by law and the Company's statutes, the Supervisory Board and the Management Board focused their joint deliberations on the current business situation of the Group, on important individual projects and courses of action, and on strategic questions. The Chairman of the Supervisory Board and the Chief Executive Officer of the Management Board have kept in constant touch with each other for the exchange of views and ideas.

The Management Board has kept the Supervisory Board fully informed about the business affairs of the Group by means of quarterly written reports and at the meetings of the Supervisory Board. The sales and earnings figures of the Henkel Group as a whole and of each business sector and geographical region have been reported on a regular basis. The meetings were also kept fully informed about the current situation regarding the divestment of Cognis and about the sale of the Henkel-Ecolab joint venture to Ecolab Inc.

The following matters were discussed in detail:

- short-term and long-term corporate and financial planning;
- human resource strategies and policies;
- the current status of Henkel's internet activities;
- approval of a Stock Incentive Program (for 2001);
- capital expenditure and acquisition projects and the synergies from acquisitions;
- the new structural organization of the Henkel Group.

The annual financial statements of Henkel KGaA for the year ended December 31, 2001 and the management report, including the accounting records from which they were prepared, have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main ("KPMG"), and given an unqualified opinion. The consolidated financial statements, drawn up in accordance with IAS and supplemented by a Group management report and further explanatory notes as required by § 292a of the German Commercial Code (HGB), have also been audited by KPMG who have raised objections regarding the implementation of IAS 37 (announcement of restructuring plans) and IAS 39 (to be applied from January 1, 2001). KPMG report that, except for these two objections, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and of its cash flows for the year under review and comply with International Accounting Standards. As permitted by § 292a HGB, the consolidated financial statements for the year under review drawn up in accordance with IAS exempt the Group from having to prepare consolidated financial statements under German company law. All the financial statement documents and the recommendation by the personally liable managing members for the appropriation of profit, as well as the auditors' reports, have been laid before the Supervisory Board. They have been examined by the Supervisory Board and discussed in the presence of the auditors. The Supervisory Board concurs with the auditors' findings. Following its own examination, the Supervisory Board adopted and approved the annual financial statements, the management report and the recommendation for the appropriation of the profit for the year, as well as the consolidated financial statements and the Group management report.

At its meeting held on February 25, 2002, the Supervisory Board approved the recommendation by the personally liable managing members for the appropriation of profit.

Düsseldorf, February 25, 2002

The Supervisory Board
Albrecht Woeste
(Chairman)

Corporate Management

Supervisory Board

Albrecht Woeste
Chairman
Private Investor

Winfried Zander
Vice Chairman
Chairman of the Works Council of Henkel KGaA[1]

Dr. Simone Bagel-Trah
Biologist
(from April 30, 2001)

Dr. Ulrich Cartellieri
Member of the Supervisory Board of Deutsche Bank AG

Hans Dietrichs
Chairman of the Works Council of Henkel Genthin GmbH

Ursula Fairchild
Private Investor
(to April 30, 2001)

Heike Hauter
Member of the Works Council of Henkel KGaA
(from August 1, 2001)

Benedikt-Joachim Freiherr von Herman
Forester

Bernd Hinz
Vice Chairman of the Works Council of Henkel KGaA[1]

Prof. Dr. Dr. h.c. mult. Heribert Meffert
University Professor and Director of the Institute of Marketing, University of Münster

Hans Mehnert
Member of the Works Council of Henkel KGaA[1]
(to July 31, 2001)

Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber
Former Federal Minister for Research and Technology

Heinrich Thorbecke
Private Banker

Michael Vassiliadis
Executive Secretary of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)

Bernhard Walter
Former Chairman of Dresdner Bank AG

Jürgen Walter
Member of the Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)

Brigitte Weber
Member of the Works Council of Henkel KGaA[1]

Dr. Anneliese Wilsch-Irrgang
Chemist
Representative of the Senior Staff of Henkel KGaA[1]

[1] until July 26, 2001, the joint operation of Henkel KGaA and Cognis Deutschland GmbH

Shareholders' Committee

Albrecht Woeste
Chairman
Private Investor

Christoph Henkel
Vice Chairman
Private Investor

Dr. Jürgen Manchot
Vice Chairman
Chemist

Dr. Paul Achleitner
Member of the Board of Allianz AG
(from April 30, 2001)

Stefan Hamelmann
Private Investor

Dr. h.c. Ulrich Hartmann
Chairman of the Board of E.ON AG

Dr. Christa Plichta
Physician

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board of Dresdner Bank AG

Burkhard Schmidt
Managing Director of Jahr Vermögensverwaltung GmbH & Co. KG

Dr. Hans-Dietrich Winkhaus
Former President and Chief Executive Officer of Henkel KGaA

Management Board of Henkel KGaA



Dr. Ulrich Lehner[1]
President and Chief Executive Officer

Guido De Keersmaecker[1]
Henkel Technologies
(to December 31, 2001: Adhesives)

Alois Linder
Consumer and Craftsmen Adhesives
(from January 1, 2002)

Prof. Dr. Uwe Specht[1]
Cosmetics/Toiletries

Dr. Roland Schulz[1]
Industrial and Institutional Hygiene/
Surface Technologies/
Human Resources
(to December 31, 2001)

Knut Weinke
Human Resources/
Logistics
(from January 1, 2002)

Dr. Jochen Krautter[1]
Finance

Dr. Klaus Morwind[1]
Laundry & Home Care

[1] Personally Liable Managing Member

Operating Management of Henkel KGaA

Dr. Franz-Josef Acher
Law

Dr. Ramón Bacardit
Surface Technologies
(from January 1, 2002)

Robert A. Lurcott
Surface Technologies
(to December 31, 2001)

Pierre Brusselmans
Consumer and Craftsmen Adhesives
(to December 31, 2001)
Corporate Development/ Investor Relations
(from January 1, 2002)

Hans Van Bylen
Skincare/Oral Care/Fragrances/Cosmetics Western and Southern Europe
(from June 1, 2001)

Isabelle Parize
(to June 15, 2001)

Gunter Effey
Plant Manager Düsseldorf

Jean Fayolle
Industrial Adhesives

Dr. Wolfgang Gawrisch
Research/Technology

Heinrich Grün
Engineering Adhesives

Wolfgang Haumann
Detergents Production Supply Chain

Dr. Peter Hinzmann
Information Systems

Dirk-Stephan Koedijk
Special Detergents International

Jörg Koppenhöfer
Detergents Germany

Dr. Jürgen Maaß
Human Resources Management

Dr. Angela Paciello
Bodycare/Cosmetics Central Europe and North America

Jürgen Seidler
Detergents International

Dr. Lothar Steinebach
Finance/Controlling

Gabriele Weiler
Hair Care/Cosmetics Overseas

Knut Weinke
Logistics/
Corporate Development
(to December 31, 2001)

As at December 31, 2001

Management Circle 1 worldwide

Giacomo Archi
Faruk Arig

Dr. Ramón Bacardit
Alain Bauwens
Pietro Beccari
Klaus Hermann Behrens
Francesc Beltrán
Marc Benoit
Antonio Beraza
Karl Bethell
Wolfgang Beynio
Patrick Blum
Dr. Alexander Boeck
Dr. Bernard Joseph Bolger
Willem Boomsluiter
Robert Bossuyt
Dr. Carl Braun
Dr. Andreas Bruns
Eberhard Buse

Marco Cassoli
Michel Charuel
Dündar Ciftcioglu
Michael Clarkson
Dieter Claus
Julian Colquitt
Bertrand Conqueret
Francisco Cornellana
Roberto Croce
Jesus Cuadrado

John Davidson
Paul De Bruecker
Denis Claude De Gersigny
Peter Dowling
Uwe Drews

Wolfgang Eichstaedt
Dr. Horst Elerdanz
Stephen Ellis
Marcelo Estivill

Franz-Otto Fell
Vladimiro Frigeri

Attilio Gatti
Pierre Gibaud
Dr. Karl Gladt
Viviane Godin-Verleye
Ralf Grauel

Ernst Hackel
Rainer Haertel
Thorsten Hagenau
Ferdinand Harrer
Ludger Hazelaar
R. Enric Holzbacher
Michael Horstmann
Dr. Stefan Huchler

Dr. Jochen Jacobs
Theo Janschuk
Dr. Karl-Heinz Jastram
Edward L. Jozwiak

John M. Kahl
Heinz Kammermeier
Peter Kardorff
Adelheid Klahold
Dr. Wolfgang Klauck
Klaus Kleine Herzbruch
John Knudson
Erdem Kocak
Gerald Kohlsmith
Wolfgang Krey
Dr. Werner Krieger
Monika Krug

Luis Carlos Lacorte
Jean Marc Lagoutte
Arnaud Landon
Andreas Lange
Kenneth Lehman
Tilwin Lepsius
Alois Linder
Sammy Loutfy

Assuero Mancini
Dr. Klaus Marten
Lutz Mehlhorn

Frank Rainer Menzel
Dr. Bernhard Mergler
Stephen Merkel
Hanno-Hagen Mietzner
David C. Minshaw
Paulo Hisato Mizukami
Eric Moley
Dr. Jean Pierre de Montalivet
Robert Muir
Georg Müller
Dr. Heinrich Müller
Dr. Thomas Müller-Kirschbaum
Rolf Münch

Christoph Neufeldt
Alain Niccolai
Frank-Rainer Nitschke
Helmut Nuhn

Michael Ogrinz

Dr. Can Paker
Luis Palau Almenar
Norbert Pestka
Bruno Piacenza
Arnd Picker
Kenneth Piña
Ingomar Poppek
Dr. Christian Poschik
Dr. Wolfgang Preuß
Ernst Primosch
Dr. Volker Puchta

Reinhold Raschkowski
Dr. Michael Reuter
Robert Risse
Peter Ruiner

Claire Salmon-Legagneur
Satish Kumar
Wolfgang Schäufele
Albrecht Scheel
Wolfgang Scheiter
Gerhard Schlosser
Rolf Schlue

Aloys Schmeken
Dr. Matthias Schmidt
Heinrich Schneider
Dr. Hans-Willi Schroiff
Peer Schum
Dr. Klaus Schumann
Michael Schwesig
Joachim Speisebecher
Dr. Friedrich Stara
Bart Jan Steenken
Dr. Walter Sterzel
Stefan Sudhoff

Dr. Boris Tasche
Jan Teerlinck
Herman Ter Haar
Günter Thumser
Thomas Tönnesmann
Rainer Tschersig

Robert Uytdewillegen

Danny van der Sande
Dr. Vincenzo Vitelli
Ramon Viver
Dr. Rainer Vogel
Dr. Dirk Vollmerhaus

Kim Walker
Bernd Wasserrab
Dr. Jürgen Wegner
Claus Weigandt
Klaus Dieter Weyers
Dr. Winfried Wichelhaus
Dr. Hans-Christof Wilk
Dr. Rudolf Wittgen
Reinhard Wolfertz

Daniel Ypersiel
Erdogan Yumuk

Peter Zimmel

As at December 31, 2001

Membership of other supervisory and corporate management bodies required to be disclosed under § 125(1) No. 3 of the German Corporation Act (AktG)

Supervisory Board

Albrecht Woeste, Chairman:
Deutsche Bank AG; Allianz Lebensvers.-AG; R. Woeste & Co. GmbH & Co. KG; IKB Deutsche Industriekreditbank AG; Investitions-Bank NRW

Dr. Ulrich Cartellieri:
Robert Bosch GmbH; Deutsche Bank AG; BAE Systems plc., Great Britain

Ursula Fairchild (to April 30, 2001):
Henkel of America Inc., USA; Henkel Corp., USA

Benedikt-Joachim Freiherr von Herman:
Holzhof Oberschwaben eG

Prof. Dr. Dr. h.c. mult. Heribert Meffert:
Kaufhof Warenhaus AG; Kiekert AG; BASF Coatings AG; F-LOG AG

Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber:
Altana AG; Evotec BioSystems AG (Chairman); Frankfurter Allgemeine Zeitung GmbH; Osram GmbH; Portum AG; Vodafone AG; HBM BioVentures AG, Switzerland

Heinrich Thorbecke, Banker:
Bank Thorbecke AG, Switzerland; Intervalor Holding AG, Switzerland; In Gassen Immobilien AG, Switzerland

Michael Vassiliadis:
mg technologies ag; Preussag Energie GmbH

Bernhard Walter:
Bilfinger + Berger Bauaktiengesellschaft KG; DaimlerChrysler AG; Deutsche Telekom AG, mg technologies ag; Staatliche Porzellan-Manufaktur Meissen GmbH; Thyssen Krupp AG; Allgemeine Leasing GmbH & Co. (Chairman of the Board); Wintershall AG (Vice Chairman)

Jürgen Walter:
BASF AG; BASF Schwarzheide GmbH; Trienekens AG; RWE Umwelt AG

Shareholders' Committee

Albrecht Woeste, Chairman:
(see Supervisory Board)

Christoph Henkel, Vice Chairman:
Henkel Corp., USA; Cineville Inc., USA; The Clorox Company, USA; Head N.V., Netherlands

Dr. Jürgen Manchot, Vice Chairman:
LTS Lohmann Therapie-Systeme AG; Lohmann GmbH & Co. KG

Dr. Paul Achleitner, (from April 30, 2001):
MAN AG; RWE AG; Allianz Europe Ltd., Netherlands; Allianz Finance B.V., Netherlands; Allianz Finance II B.V., Netherlands; Allianz of America Corp., USA; Allianz of America Inc., USA; A.C.I.F. SpA, Italy (Chairman); ÖIAG, Austria

Stefan Hamelmann:
Ecolab Inc., USA

Dr. h.c. Ulrich Hartmann:
Münchener Rückversicherungs-Gesellschaft AG (Chairman); RAG Aktiengesellschaft (Chairman); Deutsche Lufthansa AG; Hochtief AG; IKB Deutsche Industriebank AG (Chairman)
Board mandates: E.ON Energie AG (Chairman); VEBA OEL AG (Chairman)

Dr. Wolfgang Röller:
Heidelberger Zement AG (Chairman)

Burkhard Schmidt:
Lycos Europe N.V.

Dr. Hans-Dietrich Winkhaus:
BMW AG; Degussa AG; Deutsche Lufthansa AG; Deutsche Telekom AG (Chairman); Ergo Versicherungsgruppe AG; Schwarz-Pharma AG (Chairman)

Management Board of Henkel KGaA

Dr. Ulrich Lehner[1]:
Ecolab Inc., USA; Dresdner Bank Luxemburg S.A., Luxembourg

Guido De Keersmaecker[1]:
Henkel Belgium S.A., Belgium; Henkel Nederland B.V., Netherlands

Dr. Jochen Krautter[1]:
Dresdner Bank Lateinamerika AG; BASF Coatings AG; Henkel China Investment Co. Ltd., China; Henkel Corp., USA; Henkel of America, Inc., USA

Alois Linder:
Henkel Corp., USA

Dr. Klaus Morwind[1]:
The Clorox Company, USA; Henkel Central Eastern Europe Ges.mbH, Austria; Henkel Ibérica S.A., Spain; Henkel SpA, Italy; Henkel Hellas S.A., Greece

Dr. Roland Schulz[1] (to December 31, 2001):
Parion Finanzholding AG;
Henkel Teroson GmbH (Board mandate);
Henkel Norden AB, Sweden

Prof. Dr. Uwe Specht[1]:
Surplex AG, Henkel & Cie AG, Switzerland

Knut Weinke (from January 1, 2002):
Henkel Belgium S.A., Belgium; Henkel France S.A. France; Henkel Nederland B.V., Netherlands; Henkel Norden AB, Sweden; cc-chemplorer limited, Ireland; CPGmarket, Switzerland

[1] Personally Liable Managing Member

Henkel Group: Ten-Year Summary (figures in million euros)

Ten-Year Summary

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Sales	7,210	7,090	7,193	7,259	8,335	10,259	10,909	11,361	12,779	13,060
Operating profit	348	281[5]	343	371	517	702	791	857	950	1,210
Earnings before taxes on income	318	299	346	389	454	1,001	644	692	816	1,059
Net earnings	206	197	237	250	284	320[6]	372	404	505	541
Total assets	5,121	5,305	5,362	5,941	7,311	8,905	9,130	9,856	11,382	9,365
Fixed assets	2,699	2,804	2,786	3,351	4,012	5,040	5,164	5,504	6,295	5,490
Current assets (incl. deferred tax)	2,422	2,501	2,576	2,590	3,299	3,865	3,966	4,352	5,087	3,875
Debt	3,372	3,428	3,281	3,741	4,786	6,061	6,301	6,618	7,882	5,761
Shareholders' equity[1]	1,748[4]	1,877	2,081	2,200	2,525	2,844	2,829	3,238	3,500	3,604
– as % of total assets	34.1[4]	35.4	38.8	37.0	34.5	31.9	31.0	32.9	30.8	38.5
Net return on sales (%)[2]	2.9	2.8	3.3	3.4	3.4	5.6	3.4	3.6	4.0	4.1
Return on equity (%)[3]	11.2	11.6	12.8	12.3	12.5	13.1[7]	13.1	14.3	15.6	15.5
Dividend per ordinary share (in euros)	0.36	0.36	0.46	0.54	0.61	0.69	0.79	0.87	1.06	1.06[8]
Dividend per preferred share (in euros)	0.51	0.51	0.56	0.59	0.66	0.74	0.84	0.93	1.12	1.12[8]
Total dividends	60	60	74	82	93	104	119	131	157	156[8]
Borrowings: EBITDA	1.59	1.28	1.09	1.47	1.57	1.48	1.57	1.27	1.83	1.12[9]
Capital expenditures	1,123	502	515	1,078	833	2,127	979	746	1,359	1,375
Investment ratio (%)	15.6	7.1	7.2	14.9	10.0	20.7	9.0	6.6	10.6	10.5
Research and development costs	212	206	189	189	197	238	250	279	320	343
Number of employees (annual average)										
– Germany	17,635	16,617	15,313	14,684	15,473	15,138	15,257	15,065	15,408	15,199
– Abroad	24,561	23,853	25,277	27,044	30,904	38,615	41,034	41,555	45,067	44,796
Total	42,196	40,470	40,590	41,728	46,377	53,753	56,291	56,620	60,475	59,995[10]

[1] incl. participating certificates and participating loans up to 1996 · [2] net earnings ÷ sales
[3] net earnings ÷ average equity capital over the year (equity capital at beginning of year since 1997) · [4] at January 1, 1993
[5] adjusted to show operating profit after charging restructuring costs
[6] 576 million euros including gain from sale of GFC shareholding (Degussa)
[7] excluding gain from sale of GFC shareholding (Degussa) · [8] proposed · [9] excluding exceptional items
[10] including employees of the Cognis and Henkel-Ecolab joint venture businesses sold

Calendar

Annual General Meeting of Henkel KGaA:
Monday, May 6, 2002, 10:00 a.m.
CCD Congress Center, Düsseldorf

Publication of Report
for the First Quarter 2002:
Monday, May 6, 2002

Publication of Report
for the Second Quarter 2002:
Monday, August 19, 2002

Publication of Report
for the Third Quarter 2002:
Friday, November 8, 2002

Fall Press Conference and Analysts' Meeting:
Friday, November 8, 2002

Press Conference on Fiscal 2002 and Analysts' Meeting:
Wednesday, March 5, 2003

Annual General Meeting of Henkel KGaA:
Monday, April 14, 2003

Up-to-date facts and figures on Henkel also available on the Internet:
www.henkel.com

Published by

Henkel KGaA
D-40191 Düsseldorf
Germany

Edited by Corporate Communications
English translation by Christopher Percival and Paul Knighton, England
English version coordinated by Sibylle Krapp, Corporate Communications
Design by Kuhn, Kammann & Kuhn AG, Cologne
Cover by Design Agentur Achim Grintsch, Cologne
Photographs by Andreas Fechner, Düsseldorf, Wilfried Wolter, Düsseldorf
Produced by Schotte, Krefeld

Investor Relations
Tel.: + 49 (0)211 797-3937
Fax: + 49 (0)211 798-2863
E-mail: magdalena.moll@henkel.com
E-mail: waltraud.mueller@henkel.com

PR. No.: 302 20.000
Mat. No.: 4693965
ISSN: 07244738
ISBN: 3-923324-83-9

Responsible Care®

This publication was printed on paper from pulp bleached without chlorine, and bound with Purmelt QR 3317 adhesive from Henkel. Glossy cover produced using Liofol laminating adhesives from Henkel.


Henkel
A Brand like a Friend

Henkel
Kommanditgesellschaft auf Aktien
Düsseldorf

- Securities ID numbers: 604 840/843 -


RECEIVED
APR - 1 2002
365

The Shareholders of our Company are hereby invited to attend the

Annual General Meeting

to be held on

Monday, May 6, 2002 at 10.00 a.m.

in the Stadthalle Düsseldorf, CCD-South entrance, Congress Center Düsseldorf, Stockumer Kirchstrasse 61, 40474 Düsseldorf.

This English text is a translation for information only and the original German text published in the German Federal Gazette (Bundesanzeiger) No. 60/2002 of March 27, 2002 is the only authoritative version.

AGENDA

1. **Presentation of the annual financial statements and the consolidated financial statements, the combined Management Report of the Company and of the Group, and the report of the Supervisory Board for the year ended December 31, 2001. Resolution to approve the annual financial statements of Henkel KGaA for the year ended December 31, 2001**

   The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements be approved as presented and that the amount of EUR 184,312,413.93 be allocated to revenue reserves out of the net profit of EUR 368,624,827.87. Together with the balance of EUR 150,527.96 brought forward from the previous year and the amount of EUR 5,709,906.55 transferred from the reserve for treasury stock, the unappropriated profit is EUR 190,172,848.45.

2. **Resolution for the appropriation of profit**

   The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of EUR 190,172,848.45 for the year ended December 31, 2001 be applied as follows:

a) Payment of a dividend of EUR 1.06 per ordinary share (on 86,598,625 shares ranking for dividend at December 31, 2001)	= EUR	91,794,542.50
b) Payment of a dividend of EUR 1.12 per preferred share (on 57,586,825 shares ranking for dividend at December 31, 2001)	= EUR	64,497,244.00
The part of the dividend attributable to ordinary or preferred treasury stock acquired after December 31, 2001 will be carried forward.		
c) Allocation of the remaining amount to revenue reserves	EUR	33,881,061.95
	= EUR	190,172,848.45

3. **Resolution to ratify the actions of the Personally Liable Partners**

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the Personally Liable Partners be ratified for the year ended December 31, 2001.

4. **Resolution to ratify the actions of the Supervisory Board**

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board be ratified for the year ended December 31, 2001.

5. **Resolution to ratify the actions of the Shareholders' Committee**

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee be ratified for the year ended December 31, 2001.

6. **Appointment of auditors for fiscal 2002**

The Supervisory Board proposes that KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed auditors for the fiscal year 2002.

7. **Resolution to authorize the purchase of own shares ("treasury stock")**

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

The Personally Liable Partners are hereby authorized in accordance with § 71(1) no. 8 of the German Corporation Act (AktG) to purchase ordinary and preferred shares of the Company, not exceeding 10% in total of the capital stock, at any time up to November 6, 2003. Purchases will be made in the market or by means of a public offer addressed to all shareholders. The consideration paid by the Company for each share purchased in the market must not be more than 5% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date of the purchase. In the case of a public offer the consideration paid by the Company for each share must not be more than 5% above or below the average of the closing prices quoted for the Company's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer. This authorization can be exercised in instalments. The Company will decide on the class of shares to be purchased taking the interests of shareholders and of the Company into account and having due regard for the purposes of the transaction.

The Personally Liable Partners are hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to dispose of any treasury stock purchased, without first offering such stock to existing shareholders, by (i) offering and transferring the shares to members of the Management Board and certain executive management personnel of the Company and to members of the Management Boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the current terms of the "Stock Incentive Program of the Henkel Group" which was approved by resolution of shareholders at the Annual General Meeting held on May 8, 2000, or (ii) selling or otherwise transferring them to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Program, the Shareholders' Committee is hereby authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

The Personally Liable Partners are also hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to cancel all or part of the treasury stock without any further resolution in General Meeting being required.

The authorization to purchase the Company's own shares ("treasury stock") approved by resolution of shareholders at the Annual General Meeting held on April 30, 2001 is withdrawn with effect from the date when the new authorization becomes operative.

The other authorizations granted on May 8, 2000 and April 30, 2001 (namely to dispose of treasury stock purchased under the authorizations to purchase the Company's own shares granted on May 8, 2000 and April 30, 2001, without first offering such stock to existing shareholders, by (i) offering and transferring the shares to members of the Management Board and certain executive management personnel of the Company and to members of the Management Boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Program of the Henkel Group", or (ii) selling them to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations, or finally (iii) to cancel treasury stock without any further resolution in General Meeting being required) shall remain in force.

8. Amendment of the "Stock Incentive Program of the Henkel Group"

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

The terms and conditions of the "Stock Incentive Program of the Henkel Group“ approved at the Annual General Meeting held on May 8, 2000 are hereby amended for stock options issued from 2002 onwards:

The period of 60 consecutive stock exchange trading days at present required for determining the exercise price and the performance of Henkel shares is reduced to 20 consecutive stock exchange trading days. The same applies to the period required for calculating the beginning and end of the three-year holding period for exercising the stock options, the end of the five-year lifetime of the stock options, and the three-year holding period for the direct investment to be made by eligible participants in Groups 1, 2 and 3.

Instead of the trading window of 28 calendar days immediately following the dates for publication of Henkel KGaA's results during which time those entitled can exercise their stock options, the stock options are to be exercisable at any time after the end of the holding period until they expire. The only exception to this is the period of four weeks immediately preceding the dates when the Company's results are to be published. The relevant dates for the results of Henkel KGaA are the dates for publication of the preliminary report for the fiscal year, the interim report for the first half of each year, the quarterly reports through March 31 and September 30 each year, and the date on which the Annual General Meeting is held. Subject to the approval of optionholders, the amendments to the conditions for exercising the options are also to apply to stock options already issued under the existing terms of the Program in 2000 and 2001.

The other terms and conditions of the Stock Incentive Program remain unchanged.

Report to the Annual General Meeting regarding items 7 and 8 on the Agenda, as required by § 71(1) no. 8 and § 186(4), sentence 2, of the German Corporation Act (AktG)

The authorization to purchase own shares ("treasury stock") proposed under **item 7** is similar to the resolution which was passed at the Annual General Meeting held on April 30, 2001 under item 8 on the Agenda at that Meeting. The authorization to purchase the Company's own shares which was approved at that Meeting is only valid until October 30, 2002. It therefore needs to be renewed, together with the authorizations to dispose of the shares in other ways in accordance with § 71(1) no. 8, sentence 5, of the German Corporation Act (AktG) and the authorization to cancel them in accordance with § 71(1) no. 8, sentence 6, of the German Corporation Act. The authorization to exclude the pre-emptive rights of existing shareholders has to be renewed in order to be able to transfer the shares purchased to members of the Management Board and certain executive management personnel of the Company and to members of the Management Boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Program of the Henkel Group" or to transfer them to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the globalization of business are increasingly demanding a company's own stock to be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Company the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as they arise. This is another reason why the proposed authorization to exclude the pre-emptive rights of existing shareholders is reasonable and in the interests of the Company.

At the same time the proposal is made under **item 8** to amend the terms and conditions of the "Stock Incentive Program of the Henkel Group" approved at the Annual General Meeting held on May 8, 2000 for stock options issued from 2002 onwards. The amendments relate to the definition of the period for determining the exercise price, the performance periods I and II, the holding period and lifetime of the stock options, the holding period for the direct investment to be made by eligible participants in Groups 1, 2 and 3, and the exercise options.

Whether performance targets are met is determined under the existing terms and conditions by comparing the average market prices of the shares over the first 60 stock exchange trading days immediately following the date when the Annual General Meeting of the Company was held in the calendar year in which the stock option was issued (performance period I) and over the first 60 stock exchange trading days immediately following the date when the Annual General Meeting of the Company is held in the third calendar year after the stock option was issued (performance period II). The average share price determined in performance period I is also the exercise price. The period of 60 stock exchange trading days required in each case for determining the exercise price and whether performance targets are met is longer than in the equivalent programs of most other companies and has also proved to be inappropriate.

Shortening the length of the period in each case enables the exercise price to be determined more quickly and therefore stock options to be issued sooner after the Annual General Meeting. Performance targets can also be calculated relatively quickly after conclusion of the Annual General Meeting of the Company. The relevant periods, including the holding period for direct investment, are therefore now to be shortened to a standard 20 stock exchange trading days.

In addition the existing rule governing the exercise of the stock options during their lifetime is to be made more flexible. Instead of the existing "trading window" of 28 calendar days immediately following the dates for publication of the Company's results during which time the options can be exercised, the stock options are now to be exercisable at any time after the end of the holding period until they expire. The only time when they are not allowed to be exercised is to be the period of four weeks immediately preceding the dates when the results of Henkel KGaA are to be published. This means that participants will be able to exercise their options in accordance with their own requirements. This makes no difference, however, to the fact that the regulations governing the statutory prohibition on insider trading continue to apply to every participant in the same way as before. In order to standardize the exercise of stock options, the amendments to the conditions for exercising them are also to apply – subject to the approval of optionholders – to stock options already issued in 2000 and 2001.

The above measures are intended to increase the attractions and acceptance of the Program.

9. Approval of controlling and profit transfer agreements with subsidiary companies

The controlling and profit transfer agreements referred to below have been concluded between Henkel KGaA and the following wholly-owned non-trading subsidiaries:

1. Henkel Erste Verwaltungsgesellschaft mbH, Düsseldorf
2. Henkel Chemie Verwaltungsgesellschaft mbH, Düsseldorf

Copies of these enterprise agreements, the annual financial statements and management reports of the contracting companies for the fiscal years 1999, 2000 and 2001, and the joint reports of the Management Boards of the participating companies and the Personally Liable Partners of Henkel KGaA on the enterprise agreements, are available for inspection at the offices of Henkel KGaA and will be sent to any shareholder free of charge on request. The above-mentioned documents are also available on the internet (www.ir.henkel.de; www.ir.henkel.com).

The main terms of the agreements are as follows:

The subsidiary companies submit the direction of the company to Henkel KGaA, thereby giving Henkel KGaA the authority to issue instructions. The subsidiary companies undertake to transfer their entire profit to Henkel KGaA. Henkel KGaA in turn undertakes to compensate any annual net losses of these subsidiary companies in accordance with the provisions contained in § 302 of the German

Corporation Act (AktG). Income arising from the release of revenue reserves established by the subsidiary companies prior to signature of the agreements is not to be transferred. New revenue reserves can be established to the extent that this is commercially justified on the basis of sound business judgment. The agreements are signed with effect from January 1, 2002 and can be terminated by three months' notice at the end of a fiscal year, but not before December 31, 2006.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the controlling and profit transfer agreements between Henkel KGaA on the one hand and Henkel Erste Verwaltungsgesellschaft mbH, Düsseldorf, and Henkel Chemie Verwaltungsgesellschaft mbH, Düsseldorf, on the other hand be approved.

10. Election to the Shareholders' Committee

Dr. Wolfgang Röller has resigned as a member of the Shareholders' Committee with effect from the end of the Annual General Meeting owing to having reached the prescribed age limit. The Shareholders' Committee proposes that Mr. Karel Vuursteen, Chief Executive Officer of Heineken N.V., Amsterdam, the Netherlands, be elected to replace him as a member of the Shareholders' Committee for the remainder of his term of office.

Arrangements for depositing share certificates

Holders of ordinary shares and of non-voting preferred shares will be entitled to attend the Annual General Meeting and to exercise voting rights to which they are entitled as ordinary shareholders and to make proposals, provided they deposit their share certificates by April 29, 2002 at the Company's cashier's office, with a German notary, at a bank acting as a central depositary for securities, or at one of the banks listed below, and leave them there until the end of the Annual General Meeting:

Deutsche Bank AG
Dresdner Bank AG

Share certificates will be deemed to have been duly deposited with one of the above-named depositaries if they are held by a bank with the agreement and on behalf of a depositary until the end of the Annual General Meeting.

If share certificates are deposited with a German notary or at a bank acting as a central depositary for securities, we ask that a document certifying such deposit be lodged with the Company not later than 24 hours after the last date by which the share certificates have to be deposited.

Shareholders can have their voting rights exercised at the Annual General Meeting by a proxy or through a shareholders' association.

The Personally Liable Partners shall not be obliged to circularize any proposals or nominations made by shareholders as required by § 125 et seq of the German Corporation Act unless the shareholders concerned prove their identity as shareholders in good time.

Düsseldorf, March 2002

The Personally Liable Partners